EQUITY DISTRIBUTION AGREEMENT

April 1, 2021

Vizsla Silver Corp.

Suite 700, 1090 West Georgia Street

Vancouver, BC V6E 3V7

Attention: Michael A. Konnert, President, Chief Executive Officer & Director

Ladies and Gentlemen:

Re: Canaccord Genuity Corp.'s ATM Distribution Plan

Canaccord Genuity Corp. (the "Agent") understands that Vizsla Silver Corp. (the "Company") has filed a (final) short form base shelf prospectus dated December 1, 2020 (the "Base Shelf Prospectus") with the Qualifying Authorities (as defined herein) relating to the issue and sale of up to $150,000,000 aggregate amount of securities of the Company, including the Offered Shares (as defined herein), and has received a final receipt pursuant to the Passport System (as defined herein) evidencing that a final receipt for the Base Shelf Prospectus has been issued, or deemed to have been issued, by the regulators in each of the Qualifying Jurisdictions (as defined herein). The Agent further understands that, in filing the Base Shelf Prospectus, the Company has selected the British Columbia Securities Commission as the principal regulator under Part 3 of NP 11-202 (as defined herein).

Pursuant to the terms and conditions hereof, the Agent confirms that it is prepared to act as the sole and exclusive agent of the Company to offer Common Shares (as defined herein) having an aggregate offering price of up to $15,000,000 (the "Offered Shares") for sale to the public from time to time under the Base Shelf Prospectus, as supplemented by a Prospectus Supplement (as defined herein), pursuant to "at-the- market distributions" within the meaning of NI 44-102 (as defined herein) under Canaccord Genuity Corp.'s ATM Distribution Plan during the period in which the Base Shelf Prospectus is effective, subject to earlier termination hereunder.

The following are the terms and conditions of this Agreement:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions. In this Agreement (including the Schedules hereto), unless the context otherwise requires:

"Acquired Business" means any entity or business (other than the Company) whose financial statements are included or incorporated (or deemed to be incorporated) by reference in the Prospectus;

"Acquired Business Financial Statements" means, collectively, the audited and any unaudited financial statements of any Acquired Business that are included or incorporated (or deemed to be incorporated) by reference in the Prospectus, together with the notes thereto and, in the case of audited financial statements, the auditor's report thereon;

"Act" means the Securities Act (British Columbia);

"affiliate", "associate" and "distribution" have the respective meanings given thereto in the Act; "Agent" has the meaning given thereto in the first paragraph on the first page of this Agreement; "Agent's Fee" has the meaning given thereto in Section 2.4;

"Agent's Information" means, in respect of the Prospectus, any statements contained therein relating solely to and furnished in writing to the Company by the Agent expressly for purposes of inclusion therein;

"Agreement" means and refers to this equity distribution agreement between the Company and the Agent resulting from the mutual execution and delivery of this agreement, and does not refer to any particular section, paragraph or other part of this equity distribution agreement;

"ATM Distribution" means a distribution of Offered Shares that constitutes an "at-the-market distribution" within the meaning of NI 44-102;

"Auditors" means MNP LLP, or any other auditors of the Company from time to time;

"Authorized Representatives" means, for a Party, the Designated Representatives of that Party who are identified in Schedule A hereto (as such Schedule A may be amended from time to time by any Party by notice to the other Party as provided herein, which amendment shall be effective upon all Parties mutually agreeing in writing to an amended and restated form of Schedule A) as being Authorized Representatives of that Party;

"Base Shelf Prospectus" has the meaning given thereto in the first paragraph on the first page of this Agreement;

"Bringdown Certificate" has the meaning given thereto in Section 9.3;

"Business Acquisition Report" has the meaning given thereto in NI 51-102;

"Business Day" means any day on which the TSXV and commercial banks in Vancouver, British Columbia or Toronto, Ontario, are open for business;

"Canam" means Canam Alpine Ventures Ltd., a wholly-owned subsidiary of the Company;

"Common Shares" means the common shares in the capital of the Company;

"Company Financial Statements" means, collectively, the audited annual financial statements and unaudited interim financial statements of the Company that are filed on the Public Record and are included or incorporated (or deemed to be incorporated) by reference in the Prospectus, together with the notes thereto and, in the case of the audited annual financial statements, the Auditor's report thereon;

"Company's Counsel" means Forooghian + Company Law Corporation, counsel to the Company, or any other counsel of the Company from time to time;

"Debt Instrument" means any note, loan, bond, debenture, indenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability, to which the Company or any of its subsidiaries is a party or by which any of their property or assets are bound;

"Designated News Release" means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company's determination, constitutes a material fact and that is identified by the Company as a "designated news release" for the purposes of the Prospectus in writing on the face page of the version of such news release that is filed by the Company on SEDAR, with any such Designated News Release to be deemed to be incorporated by reference into the Prospectus only for purposes of the ATM Distribution;

"Designated Representatives" means, for a Party, the individuals from that Party identified as such in Schedule A hereto (as such Schedule A may be amended from time to time by any Party by notice to the other Party as provided herein, which amendment shall be effective upon all Parties mutually agreeing in writing to an amended and restated form of Schedule A);

"Employee Plans" has the meaning given thereto in Section 1(bbb) of Schedule B;

"Engagement Letter" means the engagement letter dated February 15, 2021 entered into between the Company and the Agent;

"Environmental Laws" means all applicable federal, provincial, territorial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, statutes, ordinances, by-laws and regulations or orders, relating to the protection of the environment, occupational and human health and safety or the treatment, use, processing, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

"Filing Date" means the date on which the Prospectus Supplement is first filed with the Qualifying Authorities in accordance with Section 9.1(b);

"Government Official" means any (i) official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) salaried political party official, elected member of political office or candidate for political office, or (iii) company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

"Governmental Entity" means any (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign having jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, (ii) subdivision, agent, commission, board or authority of any of the foregoing, or (iii) quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing, and includes the Qualifying Authorities;

"Force Majeure" has the meaning given thereto in Section 18.2;

"IIROC" means the Investment Industry Regulatory Organization of Canada (or any successor regulatory authority);

"Indirect Mexican Subsidiaries" means, collectively, Minera Canam, S.A. de C.V. and Operaciones Canam Alpine, S.A. de C.V.;

"Initial Company Comfort Letter" has the meaning given thereto in Section 9.2(b);

"Initial Legal Opinions" has the meaning given thereto in Section 9.2(a);

"Initial Title Opinions" has the meaning given thereto in Section 9.2(c);

"Leased Premises" means the premises which are material to the Company or any Subsidiary and which the Company or any Subsidiary occupies or proposes to occupy as a tenant, sub-tenant or occupant;

"Marketplace" means any recognized Canadian "marketplace" (as that term is defined in National Instrument 21-101 - Marketplace Operation) upon which the Common Shares are listed, quoted or otherwise traded in a Qualifying Jurisdiction;

"Material Adverse Effect" means any change, effect, event or occurrence, that is, or would be reasonably expected to be, materially adverse with respect to: (i) the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), business, affairs, capital, ownership, control, management, operations, results of operations or prospects of the Company and its subsidiaries (on a consolidated basis), (ii) the transactions contemplated by this Agreement, and (iii) the ability of the Company or the Agent to perform its obligations under this Agreement;

"Material Agreement" means (i) any contract, commitment, agreement (written or oral), instrument, lease or other document, including the Panuco Option Agreements and any other option agreement or licence agreement, to which the Company or a Subsidiary is a party or otherwise bound and which is material to the Company or any Subsidiary, and (ii) any Debt Instrument, any agreement, contract or commitment to create, assume or issue any Debt Instrument, and any other outstanding loans to the Company or any Subsidiary from, or any loans by the Company or any Subsidiary to or a guarantee by the Company or any Subsidiary of the obligations of, any other person;

"material change", "material fact" and "misrepresentation" with respect to circumstances in which the Securities Laws of a particular jurisdiction are applicable, as each of such terms is defined under the Securities Laws of that jurisdiction, and if not so defined, or in circumstances in which the laws of no particular jurisdiction is applicable, as each of such term is defined under the Act;

"Money Laundering Laws" has the meaning given thereto in Section 1(ii) of Schedule B; "Net Proceeds" has the meaning given thereto in Section 7.2;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects; "NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

"NI 44-102" means National Instrument 44-102 - Shelf Distributions;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations; "No Trade Period" has the meaning given thereto in Section 4.7;

"NP 11-202" means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

"Offered Shares" has the meaning given thereto in the second paragraph on the first page of this Agreement;

"Panuco Option Agreements" means, collectively, the option agreements and related short form agreements entered into between Canam and Silverstone and Rio Panuco, respectively, in respect of the Panuco Property and pursuant to which Canam holds options to acquire a 100% interest in the Panuco Property, as such option agreements may be amended from time to time;

"Panuco Property" means the mineral property known as the "Panuco Silver-Gold Project" located in the Panuco-Copala mining district in the municipality of Concordia in southern Sinaloa state in western Mexico, which interest in such property the Company holds through Canam, and comprises 107 approved mining concessions in 19 blocks and covering a total area of 5283.014 hectares and one application for one mineral concession submitted by Rio Panuco covering 688.149 hectares. The mineral concessions are held 100% by Silverstone and Rio Panuco and the Company may earn an interest in the concessions pursuant to the Panuco Option Agreements;

"Parties" means the Company and the Agent, and "Party" means either of them;

"Passport Procedures" means the procedures described under Multilateral Instrument 11-102 - Passport System and NP 11-202;

"Passport System" means the system and procedures for the filing of prospectuses and related materials in one or more Canadian jurisdictions pursuant to Multilateral Instrument 11-102 - Passport System adopted by the Qualifying Authorities (other than the Ontario Securities Commission) and NP 11-202;

"pending" means, with respect to a Placement Notice, the period beginning on the issuance of the Placement Notice by the Company contemplated by Section 4.1 and ending on the earlier of (i) the receipt and acknowledgment of the Placement Notice by the Agent as contemplated in Section 4.4 with respect to the intended or expected sale of Offered Shares relating to such Placement Notice, and (ii) delivery of written notice from the Company to the Agent indicating that the Company no longer intends or expects to initiate the sale of such Offered Shares;

"Permit" means any regulatory approval, licence, permit, approval, consent, certificate, registration, filing or other authorization of or issued by any Governmental Entity under applicable laws, including Environmental Laws;

"person" includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

"Placement" means an issuance and sale of Offered Shares hereunder by the Company, acting through the Agent as its agent, pursuant to an ATM Distribution;

"Placement Notice" has the meaning given thereto in Section 4.1; "Placement Shares" has the meaning given thereto in Section 4.1;

"Placement Time" means each time at which Placement Shares are sold pursuant to a Placement Notice;

"principal shareholder" means a holder of 10% or more of the Common Shares;

"Prospectus" means the Base Shelf Prospectus as supplemented by the Prospectus Supplement and any Supplementary Material;

"Prospectus Supplement" means the shelf prospectus supplement to be filed in accordance with NI 44-102 and other applicable Securities Laws in respect of the distribution of the Offered Shares pursuant to the Shelf Procedures, the Passport Procedures and the provisions of this Agreement, and includes, from and after the Filing Date, any subsequent amendments thereto or amended, re- filed or amended and restated forms thereof;

"Public Record" means all information which has been publicly filed by or on behalf of the Company with the Qualifying Authorities, including without limitation, the Base Shelf Prospectus and the Prospectus Supplement and any other information filed with any Qualifying Authority in compliance, or intended compliance, with any applicable Securities Laws;

"Qualifying Authorities" means, collectively, the securities commissions or similar securities regulatory authorities in the Qualifying Jurisdictions;

"Qualifying Jurisdictions" means the provinces and territories of Canada;

"Regulation D" means Regulation D under the U.S. Securities Act;

"Representation Date" has the meaning given thereto in Section 9.3;

"Rio Panuco" means Minera Rio Panuco S.A. de C.V.;

"Securities Laws" means, collectively, all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Qualifying Authorities;

"SEDAR" means the System for Electronic Document Analysis and Retrieval established under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval;

"Settlement Date" has the meaning given thereto in Section 7.1;

"Settlement Procedures" means those procedures relating to the issuance and delivery of Placement Shares and the payment of the Net Proceeds from the sale of such Placement Shares on each Settlement Date as mutually agreed to in writing by the Parties from time to time during the term of this Agreement;

"Shelf Procedures" means the rules and procedures for shelf prospectuses established under NI 44-102;

"Silverstone" means Silverstone Resources S.A. de C.V.;

"Stock Exchanges" means, collectively, the TSXV, the Börse Frankfurt (Frankfurt Stock Exchange) in Germany, and the OTCQB® Venture Market by OTC Markets Group in the United States;

"Subsidiaries" means, collectively, Canam, NorthBase Resources Inc., Vizsla Copper Corp. and the Indirect Mexican Subsidiaries, being the Company's only direct or indirect subsidiaries, and "Subsidiary" means any one of them;

"subsidiary" has the meaning ascribed thereto in the Securities Act (British Columbia);

"Supplementary Material" means, collectively, (i) any amendment (including both an amendment that does not fully restate the original text and an amendment and restatement) to the Base Shelf Prospectus, and any documents or information incorporated by reference in the Base Shelf Prospectus, and to the extent that such document is deemed to be incorporated by reference in the Base Shelf Prospectus for the purposes of a distribution of Offered Shares contemplated hereby, and (ii) all supplemental, additional or ancillary material, information, reports, applications, statements or documents related to the Base Shelf Prospectus or the Prospectus Supplement, including but not limited to all Designated News Releases which are incorporated (or deemed to be incorporated) by reference in the Prospectus, and which are filed by or on behalf of the Company with the Qualifying Authorities from and after the Filing Date and which relate to transactions in Offered Shares as contemplated hereunder;

"Tax Act" means the Income Tax Act (Canada), as amended from time to time;

"Taxes" has the meaning given thereto in Section 1(ff) of Schedule B;

"Technical Report" means the technical report titled "Technical Report on the Panuco Silver-Gold Project, Concordia, Sinaloa, Mexico" with an amended effective date of June 15, 2020 and prepared by Stewart Harris, P.Geo. of Harris Geological Services;

"Trading Day" means any day on which securities are purchased and sold on the TSXV;

"Transfer Agent" means Computershare Investor Services Inc., in its capacity as transfer agent and registrar in respect of the Common Shares at its principal office in Vancouver, British Columbia, or other duly appointed transfer agent for the Common Shares from time to time;

"TSXV" means the TSX Venture Exchange; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

1.2 The division of this Agreement into sections, paragraphs and clauses and the provision of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, paragraphs or clauses are to sections, paragraphs or clauses of this Agreement.

1.3 Words importing the singular number include the plural and vice versa; words importing gender shall include all genders.

1.4 References herein to any statute shall extend to and include orders-in-council or regulations passed under and pursuant to such statute, any amendment or re-enactment of such statute, orders-in- council or regulations, and any statute, orders-in-council or regulations substantially in replacement thereof.

1.5 Any reference herein to the Prospectus shall be deemed to refer to and include the documents incorporated, or deemed under Securities Laws to be incorporated, by reference therein as of the applicable date.

1.6 Wherever used herein, the word "including", when following any statement, term or list, is not to be construed as limiting the statement, term or list to the specific items or matters set forth immediately following such word or to similar items or matters, and shall be construed as "including, without limitation".

1.7 The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean and refer to this Agreement as a whole and not to any particular section, paragraph or other part of this Agreement.

1.8 Except as expressly set out in this Agreement, the computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period. If the time limited for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the next following Business Day.

1.9 Appended hereto are the following schedules (which are incorporated into this Agreement by reference and are deemed to be a part hereof):

Schedule A	-	Designated Representatives and Authorized Representatives

Schedule B	-	Representations and Warranties of the Company

Schedule C	-	Form of Officers' Certificate

Schedule D	-	Matters to be Addressed in Opinion of Company's Counsel

Schedule E	-	Indemnification and Contribution

Schedule F	-	Form of Placement Notice

2. APPOINTMENT OF AGENT

2.1 The Company hereby appoints the Agent to act as its sole and exclusive agent with respect to the sale of the Offered Shares through the facilities of the TSXV or any other Marketplace pursuant to an ATM Distribution as provided herein, and the Agent hereby accepts such appointment on the terms and conditions contained herein. Such appointment shall be on an exclusive basis during the term hereof and the Company agrees that, during the term hereof, it will not appoint any other person to act as the Company's agent with respect to sales of the Offered Shares through the facilities of the TSXV or any other Marketplace by way of an ATM Distribution. Nothing contained herein shall otherwise prohibit or restrict the Company from issuing securities or raising money in any manner other than through an ATM Distribution.

2.2 The Company acknowledges and agrees that the Agent and its affiliates may, to the extent permitted under Securities Laws and the rules of the TSXV and any other applicable Marketplace, purchase and sell securities of the Company for their own account while this Agreement is in effect, provided that: (i) the Company shall not be deemed to have authorized or consented to any such purchase or sale by the Agent or any of its affiliates; (ii) the Agent shall not, and no person acting jointly or in concert with the Agent shall, over-allot Offered Shares in connection with the distribution of Offered Shares under an ATM Distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares in connection with such distribution; and (iii) the Agent and its affiliates shall not purchase and sell Offered Shares for their own account under an ATM Distribution in a manner which could directly or indirectly result in a sale with lower Net Proceeds to the Company than otherwise available through the TSXV or any other Marketplace.

2.3 The Agent covenants and agrees that it will comply with all laws (including Securities Laws) and requirements of the TSXV and any other applicable Marketplace applicable to it and necessary to be complied with by the Agent in connection with the performance of its obligations hereunder. Neither the Agent nor any of its affiliates or any person acting on their behalf will engage in any form of "general solicitation" or "general advertising" (each within the meaning of Regulation D) with respect to the Offered Shares. The Company and the Agent agree that no "marketing materials" or "standard term sheet" (both within the meaning of National Instrument 41-101 - General Prospectus Requirements) shall be provided to any purchaser or prospective purchaser of Offered Shares in connection with a Placement or proposed Placement.

2.4 In consideration for its services hereunder, including the ancillary service of acting as financial advisor to the Company with respect to the terms of any sale of Offered Shares pursuant to an ATM Distribution hereunder, the Agent shall be entitled to receive, and the Company agrees to pay, a cash fee equal to 3.0% of the gross proceeds from any sales of Offered Shares made hereunder (the "Agent's Fee").

3. PERIODIC OFFERING OF SECURITIES

3.1 Pursuant to the terms and conditions hereof and from time to time during the term hereof, the Company may, acting through the Agent, as agent of the Company, issue and sell the Offered Shares through the facilities of the TSXV or any other Marketplace in one or more transactions that constitute ATM Distributions.

3.2 The issuance and sale of the Offered Shares on the TSXV or other Marketplace pursuant to ATM Distributions will be made pursuant to the Prospectus filed with the Qualifying Authorities and in accordance with Securities Laws.

3.3 The Company hereby consents to the use by the Agent of copies of the Prospectus in connection with the offering and sale to the public of the Offered Shares on the TSXV or other Marketplace pursuant to ATM Distributions.

4. INITIATING A PLACEMENT

4.1 Each time that the Company wishes to effect a Placement during the term of this Agreement, the Company will deliver to the Agent a written notice (a "Placement Notice") that: (a) requests that the Agent sell up to a specified dollar amount or a specified number of Offered Shares (the "Placement Shares") pursuant to the terms and conditions hereof; and (b) specifies any parameters in accordance with which the Company requires that the Placement Shares be sold (such as, for example, a minimum market price per Placement Share, the time period in which sales are to be made and/or specific dates on which the Placement Shares may not be sold). A Placement Notice shall also contain any updates, as the case may be, as contemplated in Section 8.1.

4.2 The form of Placement Notice shall be in the form set out in Schedule F hereto, as may be amended in writing by the Parties from time to time during the term of this Agreement. From and after such agreement being made, all Placement Notices shall be delivered in the agreed form until such time as the Parties may agree in writing to an amended or replacement form.

4.3 A Placement Notice shall:

(a) be signed by an Authorized Representative of the Company;

(b) be addressed and sent by electronic mail (or such other method mutually agreed to in writing by the Parties) to each Designated Representative of the Agent; and

(c) be effective upon receipt by the Agent until the earliest of the following occurs: (i) the Agent advising the Company, by electronic mail (or such other method mutually agreed to in writing by the Parties) addressed and sent to each of the Designated Representatives of the Company, that it declines to accept the terms of sale set forth in the Placement Notice; (ii) the entire amount of the Placement Shares specified therein having been sold and all such sales having settled in accordance with the terms of sale set forth in the Placement Notice and the terms and conditions hereof; (iii) the Company or the Agent suspending the sale (or further sale, as applicable) of the Placement Shares in accordance with Section 6; (iv) the Agent receiving from the Company a subsequent Placement Notice with parameters that expressly supersede those contained in the earlier dated Placement Notice; or (v) this Agreement being terminated pursuant to Section 13.

4.4 On receiving a Placement Notice, an Authorized Representative of the Agent shall promptly acknowledge receipt thereof (or notify the Company that the Agent declines to accept the Placement Notice pursuant to Section 4.3(c)(i)) by signing the Placement Notice and returning a copy thereof to the Company by electronic mail (or such other method mutually agreed to in writing by the Parties) addressed and sent to each of the Designated Representatives of the Company. For all purposes hereof, and notwithstanding any other provision hereof, the Agent shall be deemed not to have received a Placement Notice unless receipt thereof shall have been so acknowledged by an Authorized Representative of the Agent.

4.5 The Parties acknowledge and agree that neither the Company nor the Agent shall have any obligation with respect to a Placement or any Placement Shares unless and until the Company delivers and the Agent acknowledges receipt of a Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein.

4.6 A Placement Notice shall not contain any parameters that conflict with the provisions of this Agreement, Securities Laws or the Prospectus or that subject or purport to impose upon or subject the Agent to any obligations in addition to the Agent's obligations contained in this Agreement. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice with respect to an issuance and sale of Placement Shares, the terms of this Agreement shall prevail.

4.7 The Company covenants and agrees that: (a) each Placement Notice delivered by or on behalf of the Company to the Agent shall be deemed to be an affirmation that (i) the representations and warranties made by the Company in this Agreement and in any certificates provided pursuant hereto are true and correct as at the time the Placement Notice is issued and all such representations and warranties shall be deemed to have been made as at such time, except only to the extent that any such representation and warranty is, by its express terms, limited to a specific date, or as otherwise updated, qualified or clarified and expressly disclosed in the Placement Notice, and (ii) the Company has complied with all covenants and agreements to be performed, and satisfied all conditions to be satisfied, by or on the part of the Company hereunder at or prior to the time the Placement Notice is issued; and (b) the Company shall not, during the time period (the "No Trade Period") in which the Company has knowledge of a "material change" or "material fact" with respect to the Company which has not been generally disclosed, issue a Placement Notice until such No Trade Period ends either through a change in circumstances or the filing of a material change report, a Designated News Release or any other Supplementary Material that discloses such "material change" or "material fact", the whole in accordance with Securities Laws. At any time while a Placement Notice is pending or effective (and not currently suspended), the Company shall promptly notify the Agent of the commencement of a No Trade Period and suspend any further sale of Placement Shares under the Placement Notice in accordance with Section 6.1 until the end of the No Trade Period.

4.8 The Company acknowledges and agrees that, in order to allow the Agent to conduct its "due diligence" investigations with respect to the Company as contemplated in Sections 9.1(h) and 9.1(i) in a timely and responsible manner, it will provide the Agent with at least five Business Days (or such lesser number of days as agreed to by the Parties) notice in writing of any intent or expectation on the part of the Company to deliver a Placement Notice hereunder.

5. SALE OF PLACEMENT SHARES BY AGENT

5.1 Subject to the terms and conditions set forth herein, upon the Company's delivery and the Agent's acknowledgment of receipt of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined by the Agent, suspended by the Company or the Agent (for as long as such suspension is in place) or otherwise terminated in accordance with the provisions hereof, the Agent, for the period(s) specified in the Placement Notice (subject to any No Trade Periods or other date specified in the Placement Notice on which Placement Shares may not be sold), will use its commercially reasonable efforts, consistent with its normal trading and sales practices, and in compliance with all applicable laws (including Securities Laws), all applicable IIROC dealer member rules and Universal Market Integrity Rules (including section 5.1 thereof), the applicable rules of the TSXV and any other applicable Marketplace, and upon the terms and conditions set forth in this Agreement and the Prospectus, to sell such Placement Shares up to the amount specified and otherwise in accordance with the parameters set forth in the Placement Notice.

5.2 It is understood and agreed that the Agent shall act as the agent of the Company with respect to the sale of Offered Shares in accordance with the terms and conditions hereof, and is and will be under no obligation to purchase any such Offered Shares that may be offered for sale by the Company hereunder.

5.3 After consultation with the Company and subject to the terms of a Placement Notice, the Agent may sell the Placement Shares specified in the Placement Notice through the facilities of the TSXV or any other Marketplace by any method permitted by law and constituting an ATM Distribution, including sales made directly on the TSXV through a dealer that is a TSXV participating organization and sales made on any other Marketplace through a Marketplace participant.

5.4 The Agent will send by electronic mail (or such other method mutually agreed to in writing by the Parties) to the Designated Representatives of the Company, not later than 12:00 p.m. (Vancouver time) on the Trading Day immediately following the Trading Day on which any sales of Placement Shares have been made hereunder, confirmation of the following information:

(a) the number of Placement Shares sold on such day;

(b) the average price at which the Placement Shares were sold on such day;

(c) the aggregate gross proceeds from the sales of Placement Shares on such day;

(d) the total Agent's Fee payable in respect of such sales; and

(e) the Net Proceeds payable to the Company.

5.5 In each annual and interim period financial statements and management's discussion and analysis filed on SEDAR by the Company in respect of any financial period in which sales of Placement Shares were made by the Agent under this Agreement, the Company shall set forth with regard to such financial period the number and average selling price of Placement Shares sold through the Agent under this Agreement, the total gross proceeds received by the Company, the Net Proceeds received by the Company, and the total Agent's Fee paid by the Company to the Agent with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Common Shares are listed on the TSXV, the Company will provide the TSXV with all information it requires with respect to the Offered Shares within the timelines prescribed by the TSXV.

5.6 The Agent will deliver to the Company such documents and reports as are necessary to enable the Company to meet its reporting requirements under Securities Laws or any applicable requirements of the TSXV or any other Marketplace. Without limiting the foregoing:

(a) within three Business Days (or such lesser number of days as agreed to by the Parties) after the end of each fiscal quarter of the Company during which Offered Shares are sold through the Agent or distributed pursuant to this Agreement, the Agent will deliver to the Company a report stating the number of Offered Shares distributed pursuant to this Agreement during such fiscal quarter on the TSXV or such other Marketplace together with such information as specified in Section 5.4 calculated on an aggregate quarterly basis. Unless Securities Laws, the applicable requirements of the TSXV or such other Marketplace otherwise require, the Parties agree that such report shall state the aggregate number of Offered Shares issued on all Settlement Dates occurring during the fiscal quarter together with such information as specified in Section 5.4 on an aggregate quarterly basis; and

(b) within two Business Days (or such lesser number of days as agreed to by the Parties) after the end of each calendar month during which Offered Shares are sold through the Agent or distributed pursuant to this Agreement, the Agent will deliver to the Company a report stating the number of Offered Shares distributed pursuant to this Agreement during such calendar month on the TSXV or such other Marketplace together with such information as specified in Section 5.4 calculated on an aggregate monthly basis. Unless Securities Laws, the applicable requirements of the TSXV or such other Marketplace otherwise require, the Parties agree that such report shall be accompanied by a schedule indicating the aggregate number of Offered Shares sold and price per share paid under the ATM Distribution on a daily basis during each such calendar month.

5.7 Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Company acknowledges and agrees that (a) there can be no assurance that the Agent will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (b) the Agent will incur no liability or obligation to the Company or any other person if it does not sell Placement Shares for any reason other than a failure by the Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices, applicable laws and the applicable rules of the TSXV or any other Marketplace, to sell on behalf of the Company and as agent such Placement Shares as provided under this Section 5.

6. SUSPENSION OF SALES

6.1 At any time while a Placement Notice is pending or effective (and not already suspended), the Company or the Agent may, and, upon commencement of a No Trade Period, the Company shall, by written notice to the other Party addressed and sent by electronic mail (or such other method mutually agreed to in writing by the Parties) to its Designated Representatives, temporarily or indefinitely suspend any sale or further sale of Placement Shares under a Placement Notice, which notice shall be effective immediately, unless otherwise specified in the notice; provided, however, that any such suspension shall not affect any Party's obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. Any such notice shall set out the duration of such suspension or provide that such suspension is indefinite until further notice is provided by such Party. For greater certainty, in the event that the Agent is informed by the Company of the occurrence of one or more of the events described in Section 9.1(d), the Agent shall have the right to immediately suspend the sale of any Placement Shares. For greater certainty, a Placement Notice may specify a period or periods during which Placement Shares may not be sold, and in such case, the sale of Placement Shares under such Placement Notice shall be suspended during any such periods identified, and the Placement Notice itself shall constitute notice of the suspension(s) as contemplated above.

6.2 Without limiting the generality of the foregoing, any sale of Placement Shares made but not yet settled before a notice of suspension is given pursuant to Section 6.1 shall be settled in accordance with the provisions of Section 7, and the obligations of the Parties with respect to settling any such sale shall not be affected by the suspension.

6.3 Any notice of suspension provided pursuant to Section 6.1, including the reason for such notice of suspension, will be kept strictly confidential by the Agent and its affiliates and any person acting on its behalf, unless: (i) such information is or becomes generally available to the public other than as a result of a disclosure by the Agent in violation of this Agreement; (ii) the disclosure of such information is expressly permitted, in writing, by the Company; or (iii) the disclosure of such information is required by applicable Securities Laws or by order of a Governmental Entity.

7. SETTLEMENT AND DELIVERY OF PLACEMENT SHARES

7.1 Settlement for any sale of Placement Shares on the TSXV or any other Marketplace shall occur on the second Trading Day (or such earlier day as is then current industry practice for regular-way trading) following the date on which the sale is made (each such Trading Day being a "Settlement Date").

7.2 The amount of proceeds to be delivered to the Company on a Settlement Date (the "Net Proceeds"), payable against receipt by the Agent of the Placement Shares sold as provided herein, shall be equal to the aggregate sales price received by the Agent at which such Placement Shares were sold, less the Agent's Fee payable by the Company in respect of such sales.

7.3 On each Settlement Date, the Company will issue and deliver (or cause to be issued and delivered) to the Agent the Placement Shares sold by the Agent against delivery by the Agent to the Company of the Net Proceeds from the sale of such Placement Shares, all in accordance with the Settlement Procedures.

7.4 If the Company defaults in its obligation to issue and deliver (or cause to be issued and delivered) the Placement Shares on a Settlement Date, the Company agrees that:

(a) in the event the Agent has delivered to the Company the Net Proceeds from the sales of the Placement Shares on the applicable Settlement Date in accordance with the Settlement Procedures prior to the occurrence of such default, the Company will immediately return the full amount of such Net Proceeds to the Agent; and

(b) in the event that the Net Proceeds from sales of the Placement Shares are returned to the Agent pursuant to Section 7.4(a), provided that the Agent has delivered the Placement Shares on the applicable Settlement Date by way of an alternative settlement method, the Company will use its commercially reasonable efforts to issue and deliver (or cause to be issued and delivered) to the Agent an equivalent number of Offered Shares equal to the Placement Shares promptly in accordance with the Settlement Procedures, and the Agent will promptly thereafter deliver to the Company the amount of the Net Proceeds from such sales less the amount of any costs directly incurred by the Agent arising out of or in connection with the late delivery of such Placement Shares (including, reasonable legal fees and expenses and any commission, discount or other compensation to which it would otherwise be entitled absent such default), together with reasonable particulars of any such costs, or, at the election of the Agent, such costs may be separately invoiced to the Company.

7.5 The Agent covenants and agrees to copy or otherwise include the Company on all correspondence between the Agent and the Transfer Agent of the Company, in connection with or relating to the settlement (electronic or otherwise) of any sale of Placement Shares hereunder, and further, shall be responsible for taking all actions required to be taken by it within the applicable time periods to ensure that all sales of Placement Shares hereunder are settled without default in accordance with existing industry practice for regular-way trading.

8. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

8.1 The Company hereby represents and warrants to, and covenants and agrees with, the Agent that each of the matters set forth in Schedule B are true and correct and shall be true and correct (except only to the extent that any such representation is, by its express terms, limited to a specific date or, with respect to any such representation made or deemed to be made after the date hereof, as otherwise updated, qualified or clarified and expressly disclosed in a Placement Notice or Bringdown Certificate) as of: (a) the date of this Agreement; (b) the Filing Date; (c) each Representation Date on which a Bringdown Certificate is required to be delivered pursuant to Section 9.3; (d) each time a Placement Notice is delivered to the Agent or a suspended Placement Notice ceases to be suspended; (e) each Placement Time; and (f) each Settlement Date, and acknowledges that the Agent is relying upon these representations and warranties in connection with entering into this Agreement and performing its obligations hereunder.

8.2 Notwithstanding any other provision hereof, the Company acknowledges and agrees that all of its representations and warranties contained herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of, and without mitigation, diminishment or restriction because of: (a) any investigation made by or on behalf of the Agent, the Agent's counsel or any directors, officers, employees, control persons, representatives or advisors of the Agent; (b) delivery and acceptance of the Placement Shares and payment therefor; or (c) any termination of this Agreement.

9. COVENANTS OF THE COMPANY

9.1 General. The Company covenants and agrees with the Agent that the Company will:

(a) prepare, and allow the Agent to participate in the preparation and approve the form of, the Prospectus Supplement and all other documentation required to be filed, delivered or disseminated under Securities Laws for any Placement of the Offered Shares;

(b) file the Prospectus Supplement with the Qualifying Authorities in accordance with the Shelf Procedures and the Passport Procedures on the day of execution and delivery of this Agreement;

(c) fulfill all legal and regulatory requirements (including pursuant to NI 44-102 and other applicable Securities Laws and the rules and policies of the TSXV) to be fulfilled by the Company necessary to enable the Offered Shares to be offered for sale and distributed to the public through the facilities of the TSXV or any other Marketplace pursuant to ATM Distributions through a dealer duly registered under the Securities Laws, such that the Offered Shares so distributed will not be subject to any restrictions on resale pursuant to Securities Laws (except where such restrictions apply because the holder is a "control person" within the meaning of Securities Laws or is restricted from trading Common Shares by virtue of having knowledge of material undisclosed information concerning the Company); provided, however, that if the fulfillment of any such requirements would (or would reasonably be expected to) result in the Agent becoming subject to additional responsibilities or liabilities, then the Company shall first consult with the Agent as to the particulars of its proposed conduct or course of action (it being acknowledged and agreed, however, that for greater certainty, except as otherwise provided herein the Company shall have no obligation to confer with the Agent as to the content of documents prepared and filed or disseminated pursuant to its ongoing continuous disclosure requirements under Securities Laws which includes those types of documents incorporated by reference in the Base Shelf Prospectus or Prospectus Supplement);

(d) throughout any period during which a Placement Notice is pending or effective (and not suspended) and, if there is a period during which no Placement Notice is pending or effective or during which a Placement Notice is suspended, prior to the delivery of a new Placement Notice or a suspended Placement Notice ceasing to be suspended, promptly notify the Agent, in writing, with full particulars, of:

(i) any change (actual, contemplated or threatened) in the business, affairs, operations, condition (financial or otherwise), assets, properties, liabilities (contingent or otherwise), operating results or capital of the Company and its Subsidiaries, taken as a whole;

(ii) any change in any fact covered by a statement (other than a statement relating to Agent's Information) contained or referred to in the Prospectus (as the same exists at the time); or

(iii) any material fact or any event, matter or circumstance which has been discovered but has not been disclosed in the Prospectus,

which is, or may be, of such a nature as to render the Prospectus (as the same exists at the time) misleading or untrue in any material respect or which would result in the Prospectus (as the same exists at the time) containing a misrepresentation (including, for greater certainty, an omission to state a material fact that is required to be stated, or that is necessary to be stated in order for an included statement not to be misleading) or which would result in the Prospectus (as the same exists at the time) not complying with any of the laws, regulations or policy statements of any Qualifying Authority or which would reasonably be expected to have a significant effect on the market price or value of the Common Shares. In addition, during such period, the Company shall in good faith discuss with the Agent and its counsel any change in circumstances (actual or anticipated) relating to the business, affairs, operations, condition (financial or otherwise), assets, properties, liabilities (contingent or otherwise), operating results or capital of the Company or its Subsidiaries, if any, which is of such a nature that there is or could be reasonable doubt as to whether any notice need to be given to the Agent pursuant to this Section 9.1(d) and, in any event, prior to filing any Supplementary Material;

(e) if there is a change or occurrence of a nature referred to in any of clauses (i) through (iii) of Section 9.1(d) or if it is otherwise necessary for any other reason to amend or supplement the Prospectus in order to comply with Securities Laws, promptly prepare and, subject to Section 9.1(f), file with the Qualifying Authorities such Supplementary Material as may be necessary to remedy the deficiency occasioned by the change or occurrence or to otherwise comply with Securities Laws;

(f) throughout any period during which a Placement Notice is pending or effective: (i) give the Agent notice of its intention to file or prepare any Supplementary Material; (ii) furnish the Agent with a copy of the Supplementary Material within a reasonable amount of time prior to the proposed filing of same to allow the Agent to participate in the preparation and approve the form of the Supplementary Material; (iii) unless the Supplementary Material is required to be filed pursuant to the Company's continuous disclosure requirements under Securities Laws (which includes those types of documents incorporated (or deemed to be incorporated) by reference in the Base Shelf Prospectus or Prospectus Supplement), not file or use any Supplementary Material to which the Agent or counsel to the Agent reasonably objects; and (iv) promptly advise the Agent of the filing of (and, if applicable, granting of a receipt for) the Supplementary Material, and furnish the Agent with true and complete copies thereof;

(g) promptly furnish to the Agent copies of any statements, reports, circulars or other records or communications (including any such materials that constitute Supplementary Material) that the Company sends to its securityholders or may from time to time publish or publicly disseminate if same are not available to the public on the SEDAR website at www.sedar.com;

(h) allow the Agent and its representatives to conduct all "due diligence" inquiries and investigations that the Agent may reasonably require, and to obtain satisfactory responses and results therefrom;

(i) without limiting the generality of Section 9.1(h) or the scope of the inquiries and investigations that the Agent may conduct for the purposes set forth therein, prior to the Filing Date and during each successive notice period referred to in Section 4.8 in connection with the proposed delivery of a Placement Notice and each time the Company is required to deliver a Bringdown Certificate pursuant to Section 9.3, the Company shall:

(i) provide or arrange for reasonable access by the Agent and its representatives to the management personnel, properties and records of the Company (including its Subsidiaries) for the purposes of viewing, interviewing or reviewing the same; and

(ii) make available such of its senior officers as the Agent may reasonably request, and use its commercially reasonable efforts to make available representatives of the Auditors, the auditors of any Acquired Business Financial Statements included or incorporated (or deemed to be incorporated) by reference in the Prospectus, the qualified person responsible for authoring the Technical Report and the Company's Counsel to answer any questions the Agent may have and to participate in one or more due diligence sessions; provided, that if less than three months have elapsed since the last due diligence session, such due diligence session shall be in the nature of a "bring-down" due diligence session;

(j) comply with all Securities Laws so as to permit Placements as contemplated in this Agreement and the Prospectus Supplement;

(k) throughout any period during which a Placement Notice is pending or effective, not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, the stabilization, maintenance or manipulation of the price of the Common Shares;

(l) file or deliver, within the time limits prescribed by and otherwise in accordance with Securities Laws, all statements, reports, circulars or other records required to be filed or delivered by the Company with or to any of the Qualifying Authorities pursuant to Securities Laws;

(m) throughout any period during which a Placement Notice is pending or effective (and not suspended) and prior to the delivery of a new Placement Notice or a suspended Placement Notice ceasing to be suspended, promptly inform the Agent of: (i) any request by a Qualifying Authority or any other Governmental Entity for any Supplementary Material or any revision to any record forming part of the Public Record or for any additional information concerning this Agreement or the transactions contemplated hereby; (ii) the issuance by any Qualifying Authority or other Governmental Entity of any order, ruling or direction to cease, suspend or otherwise restrict the trading of the Common Shares or any other securities of the Company, or preventing, suspending or otherwise restricting the use of the Prospectus or any other prospectus or qualifying document relating to the distribution of the Offered Shares, or suspending the qualification of such Offered Shares for offering, distribution or resale in any jurisdiction, or of the initiation or, to the knowledge of the Company, threat of any proceeding for any such purpose; and (iii) the receipt of any communication from any Qualifying Authority or other Governmental Entity relating to the Prospectus, the Public Record or the distribution of the Offered Shares;

(n) in the event of the issuance of any order, ruling or direction contemplated in paragraph (m) above, promptly use its commercially reasonable best efforts to obtain the termination or withdrawal of such order, ruling or direction;

(o) not purchase Common Shares, and not permit any of its affiliates or any person acting on its behalf to purchase Common Shares, under a normal course issuer bid throughout (i) any period during which a Placement Notice is pending or effective, and (ii) during the period beginning on the second Business Day immediately prior to the date on which any Placement Notice is delivered to the Agent hereunder and ending on the second Business Day immediately following the final Settlement Date with respect to the Offered Shares sold pursuant to such Placement Notice, without having first agreed with the Agent, acting reasonably, as to the appropriate adjustments, if any, to be made to the parameters set forth in such Placement Notice;

(p) apply the Net Proceeds from the sale of the Offered Shares as set forth in the Prospectus under the heading "Use of Proceeds";

(q) comply with the terms and conditions of its listing agreement with the TSXV and any other applicable Marketplace and maintain the listing of the Common Shares in good standing on the TSXV and such other Marketplace or Marketplaces;

(r) maintain a transfer agent for the Common Shares in accordance with the rules of the TSXV and any other Marketplace (if applicable);

(s) not engage in, and will not permit any of its affiliates or any person acting on its behalf to engage in any form of "general solicitation" or "general advertising" (each within the meaning of Regulation D) with respect to the Offered Shares;

(t) use its commercially reasonable best efforts to ensure that the terms of any underwriting agreement, agency agreement or similar agreement relating to the distribution or sale of the securities of the Company that is executed after the date of this Agreement does not limit or restrict the Company's ability to issue or sell Placement Shares in accordance with the terms of this Agreement; and

(u) so long as it remains a "reporting issuer" under any of the Securities Laws, it will use its commercially reasonable best efforts to comply with all required disclosure and filing obligations under the Securities Laws in order to maintain its status as a "reporting issuer" not in default thereunder.

9.2 Initial Opinions, Comfort Letter, Officers' Certificate and Other Documents. The Company shall deliver, or cause to be delivered, to the Agent, on the Filing Date, the following documents:

(a) written opinions, addressed and in form and substance satisfactory to the Agent and the Agent's counsel, from the Company's Counsel (or such other counsel, including local counsel as to matters involving the application of laws of jurisdictions other than those jurisdictions for which Company's Counsel is qualified to practice law, determined by the Company and acceptable to the Agent, acting reasonably) concerning the matters set forth in Schedule D and as to such legal matters, including compliance with Securities Laws in any way connected with the issuance, sale and delivery of the Offered Shares, as the Agent may reasonably request, it being understood that in rendering such opinions Company's Counsel may rely on, as to relevant matters of fact, certificates of officers of the Company, public officials and agencies, and the Transfer Agent (the "Initial Legal Opinions");

(b) a "comfort letter" from the Auditors (the "Initial Company Comfort Letter"), having a cut- off date of not more than two Business Days prior to the Filing Date, in form and substance satisfactory to the Agent and the Agent's counsel, acting reasonably:

(i) confirming that at all material times they were independent of the Company within the meaning of Securities Laws; and

(ii) expressing, as of such date, the conclusions and findings of such Auditors with respect to the financial information and other matters ordinarily covered by accountants' "comfort letters" to underwriters in connection with public offerings to the effect that such Auditors have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus (including, for greater certainty, the documents incorporated by reference therein) with indicated amounts in the financial statements or accounting records of the Company, and have found such information and percentages to be in agreement;

(c) written opinions, addressed and in form and substance satisfactory to the Agent and the Agent's counsel, from ALN Abogados Consultores, Mexican counsel to the Company, as to title to the mineral concessions comprising the Panuco Property (the "Initial Title Opinions");

(d) a certificate dated the Filing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officers of the Company as the Agent may agree, addressed to the Agent with respect to the notice of articles and articles of the Company, all resolutions of the Company's board of directors relating to the Prospectus, this Agreement and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers of the Company in the form of a certificate of incumbency and such other matters as the Agent may reasonably request;

(e) evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities, including the conditional approval of the TSXV, required to be made and obtained by the Company in order to complete the transactions contemplated hereby have been made or obtained;

(f) certificates of good standing or similar certificates with respect to the jurisdiction in which the Company and Canam are existing; and

(g) a letter from the Transfer Agent as to the issued and outstanding Common Shares as at the close of business on the Business Day prior to the Filing Date.

9.3 Bringdown Certificates. Without limiting Section 4.7, during the term of this Agreement,

(a) each time the Company files:

(i) an amendment (including an amendment that does not fully restate the original text and an amendment and restatement) to the Base Shelf Prospectus or the Prospectus Supplement;

(ii) a material change report or a Designated News Release;

(iii) a Business Acquisition Report or any other Acquired Business Financial Statements;

(iv) an annual information form, audited annual financial statements or annual management's discussion and analysis (or, in any case, any amendment thereto or an amended, re-filed or amended and restated form thereof); or

(v) interim financial statements or interim management's discussion and analysis (or, in either case, any amendment thereto or an amended, re-filed or amended and restated form thereof); or

(b) at any other time reasonably requested by the Agent,

(each date of filing of one or more of the documents referred to in paragraph (a) above and any time of a request pursuant to paragraph (b) above being a "Representation Date"), the Company shall deliver to the Agent a certificate, in the form attached hereto as Schedule C (a "Bringdown Certificate"); provided, however, that the requirement to provide a certificate under this Section 9.3 shall be deemed to be waived for any Representation Date occurring at a time at which no Placement Notice is pending or effective (including where a Placement Notice is suspended), which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder or the suspension of a Placement Notice ceases and the next occurring Representation Date.

9.4 Further Legal Opinions. Within three Trading Days after each Representation Date with respect to which the Company is obligated to deliver a Bringdown Certificate and for which no waiver is applicable pursuant to Section 9.3, the Company shall cause to be delivered to the Agent opinions similar to the Initial Legal Opinions dated as of the Representation Date from the Company's Counsel (or such other counsel, including local counsel as to matters involving the application of laws of jurisdictions other than those jurisdictions for which Company's Counsel is qualified to practice law, determined by the Company and acceptable to the Agent, acting reasonably) concerning the matters set forth in Schedule D. Within three Trading Days after each Representation Date in connection with filings of the Company contemplated by Section 9.3(a)(iv) or as contemplated by Section 9.3(b) (including, for certainty, in connection with any material change to the ownership or title to the mineral concessions comprising the Panuco Property or upon the determination by the Company that any other property is material to the Company) and with respect to which the Company is obligated to deliver a Bringdown Certificate and for which no waiver is applicable pursuant to Section 9.3, the Company shall cause to be delivered to the Agent opinions similar to the Initial Title Opinions dated as of such Representation Date from ALN Abogados Consultores, Mexican counsel to the Company, as to title to the mineral concessions comprising the Panuco Property (and title opinions dated as of such Representation Date from counsel to the Company in respect of any such other material property, as applicable);

9.5 Further Comfort Letters. Within three Trading Days after each Representation Date with respect to which the Company is obligated to deliver a Bringdown Certificate and for which no waiver is applicable pursuant to Section 9.3, the Company shall cause to be delivered to the Agent a "comfort letter" dated as of the Representation Date from the Auditors and, if applicable, the auditors of each Acquired Business Financial Statements which are included or incorporated (or deemed to be incorporated) by reference in the Prospectus as at the Representation Date, having a cut-off date of not more than two Business Days prior to such date, in form and substance satisfactory to the Agent and the Agent's counsel, acting reasonably:

(a) confirming that at all material times they were independent of the Company or the Acquired Business, as applicable, within the meaning of Securities Laws; and

(b) with respect to financial information concerning:

(i) the Company, other than in respect of any Acquired Business Financial Statements, updating the Initial Company Comfort Letter with any information that would have been included in the Initial Company Comfort Letter had such initial letter been given as of such Representation Date and modified as necessary to contemplate any Supplementary Material (other than any Supplementary Material superseded by a subsequently filed document); and

(ii) any Acquired Business, expressing, as of such Representation Date, the conclusions and findings of such audit firm with respect to the financial information and other matters ordinarily covered by accountants' "comfort letters" to underwriters in connection with public offerings to the effect that such auditors have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus (including, for greater certainty, the documents incorporated (or deemed to be incorporated) by reference therein) with indicated amounts in the financial statements or accounting records of the Acquired Business, and have found such information and percentages to be in agreement.

9.6 Time of Further Deliveries. Notwithstanding Sections 9.3, 9.4 and 9.5, if the Company decides to complete a Placement following a Representation Date in respect of which the waiver provided in Section 9.3 applied, then, prior to or concurrently with delivering the Placement Notice to the Agent or an existing Placement Notice ceasing to be suspended, the Company shall deliver or cause to be delivered to the Agent, as applicable, the Bringdown Certificate contemplated in Section 9.3, the applicable legal opinions contemplated in Section 9.4 and any "comfort letters" as contemplated in Section 9.5, in each case dated as of the date of the Placement Notice or the date the existing Placement Notice ceases to be suspended and otherwise substituting the date of the Placement Notice or the date the existing Placement Notice ceases to be suspended for the "Representation Date" as that term is used in Section 9.3.

10. EXPENSES

10.1 The Company agrees, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 13, to promptly pay and be responsible for all expenses of or incidental to the performance of its obligations hereunder, including, but not limited to, expenses relating to:

(a) the preparation, printing, filing and delivery of the Prospectus (including any Supplementary Material), including any filing fees payable to Qualifying Authorities or any other Governmental Entities;

(b) the issuance and delivery of the Offered Shares;

(c) the printing and delivery of any documents required hereunder to be delivered to or as directed by the Agent;

(d) the fees, disbursements and expenses of counsel to the Company and of the Transfer Agent of the Company, auditors (including any auditors of any Acquired Business Financial Statements) and other advisors;

(e) the fees of counsel to the Agent (not to exceed $100,000, exclusive of disbursements and taxes), all other reasonable out-of-pocket expenses of the Agent in relation to this Agreement and to the matters and transactions contemplated by this Agreement, and all reasonable disbursements and all taxes payable in respect of any of the foregoing;

(f) all fees and expenses of the Agent, including the fees and disbursements of counsel to the Agent, in respect of "bringdown" procedures and other matters undertaken by the Agent and counsel to the Agent during the term of this Agreement; and

(g) the fees and expenses incurred in connection with the listing of the Offered Shares for trading on the TSXV and any other Marketplace on which the Common Shares are listed or quoted.

The Company shall pay all fees and expenses incurred by the Agent in connection with the matters and transactions contemplated by this Agreement promptly upon the Agent's request therefor and, in the event Offered Shares are sold under the ATM Distribution, the Agent shall be entitled to withhold from the proceeds of sales of Offered Shares payable to the Company any and all costs and expenses of the Agent that have not been paid by the Company within 30 days after the Agent's request therefor.

11. CONDITIONS TO AGENT'S OBLIGATIONS

11.1 The obligations of the Agent hereunder with respect to any sale of Placement Shares (other than the obligations in Section 2.3) shall be subject to the completion by the Agent of a due diligence review satisfactory to the Agent in its sole and reasonable judgment, and to the continuing satisfaction (or waiver by the Agent, in its sole and unfettered discretion) of the following additional conditions:

(a) the Prospectus Supplement shall not contain any misrepresentation and shall have been filed with the Qualifying Authorities under the Shelf Procedures and the Passport Procedures in accordance with Section 9.1(b) hereof and all requests for additional information on the part of the Qualifying Authorities shall have been complied with to the satisfaction of the Agent and the Agent's counsel, acting reasonably;

(b) no Supplementary Material (other than documents incorporated by reference and required to be filed pursuant to NI 51-102) shall have been filed to which the Agent, acting reasonably, objects;

(c) at the Placement Time and at the Settlement Date for such Placement Shares, no order, ruling or direction of any Qualifying Authority or other Governmental Entity shall have been issued that has the effect of:

(i) ceasing, suspending or otherwise restricting the trading of such Placement Shares or any other securities of the Company, or

(ii) preventing, suspending or otherwise restricting the use of the Prospectus or any other prospectus or qualifying document relating to the distribution of such Placement Shares, or

(iii) suspending the qualification of such Placement Shares for offering, distribution or resale in any jurisdiction, and no proceedings for any such purpose shall have been initiated, announced or threatened;

(d) all representations and warranties of the Company contained herein and in any certificates delivered pursuant hereto shall be true and correct, with the same force and effect as if then made, except to the extent that any such representation and warranty is limited to a specified date or is updated, qualified or clarified as permitted by Section 4.7 or Section 9.3, unless the Agent has notified the Company that it wishes to suspend the sale of Placement Shares or terminate this Agreement in response to any such update, qualification or clarification;

(e) the Company shall have complied in all material respects with all agreements and all conditions on its part theretofore to be performed or satisfied hereunder;

(f) the Agent shall have received all documents required to be delivered or furnished to the Agent pursuant to Section 9, in each case on or before the date on which delivery of such document is required pursuant to this Agreement;

(g) the Offered Shares shall have been conditionally approved for listing on the TSXV, and the Agent shall have received evidence of same in form and substance satisfactory to the Agent, acting reasonably, and the Common Shares shall not have been suspended on the TSXV;

(h) the Company shall have delivered or caused to be delivered to the Agent and the Agent's counsel such other certificates or other documents as they may reasonably request for the purpose of enabling them to pass upon the issuance and sale of the Placement Shares as herein contemplated, or in order to evidence or confirm: (i) the accuracy of any of the representations or warranties contained herein; (ii) the fulfillment of any of the conditions contained herein; or (iii) the accuracy and completeness of any information contained in the Prospectus and the documents incorporated (or deemed to be incorporated) by reference therein; and

(i) there shall not have occurred any event, matter or circumstance that would permit the Agent to terminate this Agreement pursuant to Section 13.1.

12. INDEMNIFICATION AND CONTRIBUTION

The Parties acknowledge the provisions concerning indemnification and contribution set forth in Schedule E, which forms an integral part of this Agreement, and agree to the matters set forth therein.

13. TERMINATION

13.1 In addition to any other remedies that may be available to the Agent, the Agent shall be entitled, at its option and at any time, on notice to the Company as provided in Section 14, without liability on its part, to terminate and cancel its participation in this Agreement and its obligations hereunder if:

(a) there shall have occurred any material change in relation to the Company or change in a material fact, or there should be discovered (whether through the due diligence of the Agent or otherwise) any previously undisclosed material fact required to be disclosed in the Prospectus, which, in each case, could reasonably be expected to result in a material adverse change in relation to the Company or have a Material Adverse Effect on the market price or value of the Common Shares;

(b) any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province or territory thereof or any statute of the United States or any state thereof or any stock exchange in relation to the Company or any of the Company's securities (except for any inquiry, investigation or other proceeding based upon activities of the Agent and not upon activities of the Company), which, in the opinion of the Agent, acting reasonably, prevents or restricts trading in, or the distribution of, the Common Shares or has a Material Adverse Effect, or might reasonably be expected to have a Material Adverse Effect, on the market price or value of the Common Shares;

(c) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any escalation in the severity of the COVID-19 pandemic or any law or regulation which, in the opinion of the Agent, acting reasonably, materially adversely affects or involves, or could materially adversely affect or involve, the Canadian financial markets or the business, operations or affairs of the Company and its Subsidiaries, taken as a whole;

(d) the Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement or in any certificate or document delivered pursuant hereto is or becomes false;

(e) the Agent is not satisfied, in its sole discretion, with its due diligence review and investigations; or

(f) all regulatory and stock exchange approvals are not obtained on a timely basis.

13.2 In addition to any other remedies that may be available to the Company, the Company shall be entitled, at its option and at any time, on notice to the Agent as provided in Section 14, without liability on its part, to terminate and cancel its participation in this Agreement and its obligations hereunder if the Agent shall be in breach of, default under or non-compliance with any material covenant, agreement, representation, warranty, term or condition contained in this Agreement or in any certificate or document delivered pursuant hereto.

13.3 The Company, on the one hand, and the Agent, on the other hand, shall have the right, by giving 15 days' prior written notice to the other Party, to terminate this Agreement at any time in the terminating Party's sole discretion.

13.4 Any termination pursuant to Section 13.1, Section 13.2 or Section 13.3 shall be:

(a) effective at the close of business on the later of: (i) the date of receipt by the non- terminating Party of the notice of termination or, in the case of termination under Section 13.3, the 15th day following receipt of any notice of termination; and (ii) the Settlement Date for any sale of Placement Shares made before the date of receipt of notice of termination that has not settled (in which case, for greater certainty, such sale of Placement Shares shall settle in accordance with the provisions of this Agreement); and

(b) without liability of any Party to any other Party, provided that no termination of this Agreement shall relieve any Party from liability for any breach by it of this Agreement that has occurred prior to the date of termination.

13.5 Unless earlier terminated pursuant to Section 13.1, Section 13.2 or Section 13.3 or otherwise by mutual agreement of the Parties, this Agreement shall automatically terminate upon the earlier of the date on which:

(a) the issuance and sale of all of the Offered Shares through the Agent on the terms and conditions set forth herein is completed; and

(b) the receipt issued for the Base Shelf Prospectus ceases to be effective in accordance with Securities Laws.

13.6 Notwithstanding any other provision hereof, but subject to the express provisions with respect to survival in such sections, the provisions of Section 8, Section 10, Section 12, Section 14 and Section 16, and Section 8 of the Engagement Letter, shall remain in full force and effect notwithstanding termination of this Agreement, and any mutual agreement to terminate shall be deemed to so provide.

14. NOTICES

14.1 Unless otherwise provided herein, all notices or other communications required or permitted to be given under this Agreement shall be in writing and personally delivered or transmitted by electronic mail addressed to the recipient as follows:

If to the Company, to:

Vizsla Silver Corp.

Suite 700, 1090 West Georgia Street Vancouver, BC V6E 3V7

Attention:	Michael A. Konnert, President and Chief Executive Officer
Email:	[Redacted]

and with a copy (for information purposes only and not constituting notice) to Company's Counsel:

Forooghian + Company Law Corporation

400 Burrard Street, Suite 1050

Vancouver, BC V6C 3A6

Attention:	Farzad Forooghian
Email:	[Redacted]

If to the Agent, to:

Canaccord Genuity Corp.

P.O. Box 516

161 Bay Street, Suite 3000

Toronto, Ontario M5J 2S1

Attention:	Ron Sedran
Email:	[Redacted]

with a copy (for information purposes only and not constituting notice) to the Agent's counsel:

Cassels Brock & Blackwell LLP

Suite 2100, Scotia Plaza

40 King Street West

Toronto, Ontario M5H 3C2

Attention:	Chad Accursi
Email:	[Redacted]

or to such other address for delivery or electronic mail address as a Party may otherwise designate by giving notice to the other Parties as provided herein.

14.2 Any such notice or other communication delivered personally in accordance with Section 14.1 shall be deemed to have been given and received by the addressee: (i) when actually delivered, if so delivered during the addressee's normal business hours on any Business Day; or (ii) at the commencement of the first Business Day following the actual time of delivery, if not so delivered on a Business Day or during the addressee's normal business hours.

14.3 Any such notice or other communication transmitted by electronic mail in accordance with Section 14.1 shall be deemed to have been given and received by the addressee: (i) when transmitted by the transmitting Party, if so transmitted during the addressee's normal business hours on any Business Day; or (ii) at the commencement of the first Business Day following the time of transmission, if not so transmitted on a Business Day or during the addressee's normal business hours; provided, however, that the addressee shall have confirmed receipt by return electronic mail transmission, which the Parties hereto agree to do so as soon as is reasonably practicable upon receipt of any notice or other communication by electronic mail.

15. SUCCESSORS AND ASSIGNS

15.1 This Agreement shall enure to the benefit of and be binding upon the Company and the Agent and their respective successors and permitted assigns, and with respect to rights of indemnity and contribution as provided in Schedule E, the Indemnified Parties contemplated therein.

15.2 References herein to any of the Parties named in this Agreement shall be deemed to include the successors and permitted assigns of such Party.

15.3 Except as expressly provided in Schedule E, nothing in this Agreement (express or implied) is intended to confer upon any person other than the Parties and their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

15.4 No Party may assign its rights or obligations under this Agreement without the prior written consent of the other Party.

16. GOVERNING LAW, ETC.

16.1 This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

16.2 For the purpose of all legal proceedings, this Agreement shall be deemed to have been performed in the Province of British Columbia and the courts of the Province of British Columbia shall have jurisdiction to entertain any action arising hereunder. Each Party hereby irrevocably submits to the exclusive jurisdiction of the courts of the Province of British Columbia for the adjudication of any dispute arising hereunder or in connection herewith or with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.

16.3 Each Party hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

17. RELATIONSHIP BETWEEN THE PARTIES

17.1 The Company acknowledges and agrees that, subject to Section 2.2:

(a) the Agent has been retained solely to act as underwriter (as that term is used in the Act), as agent and not as principal, in connection with the sale of the Offered Shares, and that no fiduciary relationship between the Company and the Agent has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether the Agent has advised or is advising the Company on other matters;

(b) the Company is capable of evaluating and understanding and does understand and accept the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) the Company has been advised that the Agent and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company, and that the Agent has no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary relationship; and

(d) it waives, to the fullest extent permitted by law, any claims it may have against the Agent for breach of fiduciary duty or alleged breach of fiduciary duty, and agrees that the Agent shall not have liability (whether direct or indirect) to it in respect of any such claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including securityholders, employees or creditors of the Company.

17.2 This Agreement is not intended to create, and shall not be construed or deemed to create, a partnership or joint venture between the Parties.

18. FORCE MAJEURE

18.1 No Party shall be liable to any of the others, or held in breach of this Agreement, if prevented, hindered or delayed in the performance or observance of any provision contained herein by reason of an act of a Force Majeure. Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 18, subject in any case to Securities Laws.

18.2 For the purposes of this Agreement, "Force Majeure" shall mean an event, condition or circumstance (and the effect thereof including mechanical, electronic or communication interruptions, disruptions or failures resulting from any of the foregoing) that is not within the reasonable control of the Party claiming a Force Majeure and which, notwithstanding the exercise of commercially reasonable efforts to prevent such event, condition or circumstance or mitigate the effect thereof (which each Party hereby covenants to exercise), the Party claiming a Force Majeure is unable to prevent or mitigate the effect thereof, and which thus causes a delay or disruption in the performance of any obligation imposed on such Party hereunder. Subject to the foregoing, such events of Force Majeure shall include strikes, lock-outs, work stoppages, work slow-downs, industrial disturbances, storms, fires, floods, landslides, snowslides, earthquakes, explosions, lightning, tempest, accidents, epidemics, pandemics, acts of war (whether declared or undeclared), threats of war, actions of terrorists, blockades, riots, insurrections, civil commotions, public demonstrations, revolution, sabotage or vandalism, acts of God, any laws, rules, regulations, orders, directives, restraints or other actions issued, imposed or taken by any Governmental Entity following the execution and delivery of this Agreement, and inability to obtain, maintain or renew or delay in obtaining, maintaining or renewing necessary permits or approvals (after using reasonable commercial efforts to do so) following the execution and delivery of this Agreement, or any cause similar to any of the foregoing; provided, however, that a Party's own lack of funds or other financial problems shall in no event constitute Force Majeure in respect of such Party.

19. GENERAL

19.1 Except as required by law or the rules and policies of the TSXV (which the Parties acknowledge will, among other things, require this Agreement to be filed on SEDAR and a press release to be disseminated regarding this Agreement), no public announcement or press release concerning this Agreement or the subject matter hereof may be made by a Party without the prior consent and approval of the other Party, which consent and approval shall not be unreasonably withheld.

19.2 This Agreement (including all schedules attached hereto), Section 8 of the Engagement Letter, any Placement Notices issued pursuant to this Agreement and any Settlement Procedures agreed to by the Parties constitute the entire agreement between the Parties concerning the subject matter hereof, and supersede all other prior and contemporaneous agreements, understandings, negotiations and undertakings (both written and oral) between the Parties concerning the subject matter hereof.

19.3 No amendment to this Agreement shall be valid or binding unless set forth in writing and executed by the Parties. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

19.4 If any one or more of the provisions hereof, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as determined by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the provisions hereof shall be construed as if such invalid, illegal or unenforceable provision was not and had never been contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the Parties as reflected in this Agreement.

19.5 Without limiting Section 19.4, if one or more of the provisions hereof conflicts with any legal or regulatory requirement to which this Agreement and the relationship of the Parties hereunder are properly subject, then such legal or regulatory requirement shall prevail and the Parties shall forthwith meet and negotiate in good faith the manner in which this Agreement shall be deemed to be amended to the extent required to eliminate any such conflict.

19.6 The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party shall be entitled.

19.7 Each Party shall from time to time execute and deliver all such further documents and instruments and do all acts and things as any of the other Parties may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

19.8 Time shall be of the essence of this Agreement.

19.9 The Company acknowledges that the Agent and certain of its affiliates: (i) act as traders of, and dealers in, securities both as principal and on behalf of their clients and, as such, may have had, and may in the future have, long or short positions in the securities of the Company or related entities and, from time to time, may have executed or may execute transactions on behalf of such persons, (ii) may provide research or investment advice or portfolio management services to clients on investment matters, including the Company, (iii) may participate in securities transactions on a proprietary basis, including transactions involving the Common Shares or other securities of the Company or related entities, and (iv) nothing in this Agreement shall restrict their ability to conduct business in the ordinary course and in compliance with applicable laws.

19.10 This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one Party to the other may be made by facsimile or other electronic transmission.

If the foregoing correctly sets forth the understanding between the Company and the Agent, please confirm your acceptance and agreement by executing a copy of this Agreement in the space provided below for that purpose and delivering the same to the Agent, whereupon this Agreement shall constitute a binding agreement between the Company and the Agent.

[Remainder of this page intentionally left blank]

Yours truly,

CANACCORD GENUITY CORP.

By:	"David Sadowski"
Name:	David Sadowski
Title:	Managing Director, Investment Banking

THE FOREGOING IS ACCEPTED AND AGREED as of the date first above written.

VIZSLA SILVER CORP.

By:	"Michael A. Konnert"
Name:	Michael A. Konnert
Title:	President & Chief Executive Officer

SCHEDULE A to the Equity Distribution Agreement made as of April 1, 2021 between Vizsla Silver Corp. and Canaccord Genuity Corp.

 DESIGNATED REPRESENTATIVES AND AUTHORIZED REPRESENTATIVES

The Designated Representatives and Authorized Representatives of the Company are as follows:

Name and Office/Title	Email Address	Telephone Numbers	Authorized Representative?
Michael Konnert Chief Executive Officer and Director	[Redacted]	[Redacted]	Y
Mahesh Liyanage Chief Financial Officer	[Redacted]	[Redacted]	Y
Jennifer Hanson Corporate Secretary	[Redacted]	[Redacted]	Y

The Designated Representatives and Authorized Representatives of the Agent are as follows:

Name and Office/Title	Email Address	Telephone Numbers	Authorized Representative?
Darren Hunter Global Head Canadian Equity Trading	[Redacted]	[Redacted]	Y
Ron Sedran Managing Director, Equity Capital Markets	[Redacted]	[Redacted]	Y
Brad Delany VP, Electronic Trading	[Redacted]	[Redacted]	N
Emily Jameson Senior Associate, Equity Capital Markets	[Redacted]	[Redacted]	N
Ioana Pintea Administrator, Investment Banking	[Redacted]	[Redacted]	N

SCHEDULE B to the Equity Distribution Agreement made as of April 1, 2021 between Vizsla Silver Corp. and Canaccord Genuity Corp.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1. The Company hereby represents and warrants to, and covenants with, the Agent, and acknowledges that the Agent is relying upon such representations, warranties and covenants, as follows:

General Matters

(a) Good Standing of the Company. The Company (i) has been duly incorporated and is in good standing under the Business Corporations Act (British Columbia), (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, and (iii) has all requisite corporate power and capacity to issue and sell the Offered Shares and to enter into and carry out its obligations under the Agreement.

(b) Subsidiaries. The Company does not have any subsidiaries other than the Subsidiaries. The Company directly or indirectly holds all of the issued and outstanding shares of the Subsidiaries (other than one common share in each of the Indirect Mexican Subsidiaries), and all such shares are legally and beneficially owned by the Company, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever. All of such outstanding shares of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non- assessable shares and, other than the Company, no person has any right, agreement or option for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries, or any other security convertible into or exchangeable for any such shares. Each of the Subsidiaries is duly incorporated, validly existing and in good standing under the relevant corporate statute of their jurisdiction of incorporation and has all requisite corporate power and capacity to own, lease and operate, as applicable, its properties and assets and conduct its business as currently conducted. Neither NorthBase Resources Inc. nor Vizsla Copper Corp. is a material subsidiary of the Company as neither hold any material assets or liabilities and neither of the Indirect Mexican Subsidiaries are a material subsidiary of the Company as neither hold any material assets or liabilities and their sole purpose is to register the Panuco Option Agreements.

(c) Carrying on Business. The Company and each of the Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations (including all applicable federal, provincial, state, territorial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or assets or carries on business to enable its business to be carried on as now conducted and as proposed to be conducted and its properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations, requirements, licences, registrations or qualifications.

(d) No Proceedings for Dissolution. No acts or proceedings have been taken, instituted or are pending or, to the knowledge of the Company, are threatened for the dissolution, liquidation or winding-up of the Company or any of the Subsidiaries.

(e) Freedom to Compete. Neither the Company nor any of the Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or any of the Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which would have a Material Adverse Effect.

(f) Share Capital of the Company. The authorized capital of the Company consists of an unlimited number of Common Shares of which, as of the close of business on March 31, 2021, 93,893,593 Common Shares were outstanding as fully paid and non-assessable shares in the capital of the Company.

(g) Absence of Rights. Except as disclosed in the Public Record, no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company. The Offered Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights, participation rights or other contractual rights to purchase securities issued by the Company.

(h) Common Shares are Listed. The issued and outstanding Common Shares are listed and posted for trading on the Stock Exchanges and no order ceasing or suspending trading in the Common Shares or any other securities of the Company or prohibiting the sale or issuance of the Offered Shares has been issued and to the knowledge of the Company, no proceedings for such purpose have been threatened or are pending.

(i) Stock Exchange Compliance. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSXV and the Company is in material compliance with the rules and policies of the TSXV. The Company has caused the Offered Shares to be conditionally approved for listing and trading on the TSXV, subject only to customary conditions required to be satisfied within the applicable time frame pursuant to the rules and policies of the TSXV.

(j) Reporting Issuer Status. The Company is a "reporting issuer" under the Securities Laws of each of the Qualifying Jurisdictions, not included in a list of defaulting reporting issuers maintained by the Qualifying Authorities in each of the Qualifying Jurisdictions, and in particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the Qualifying Authorities in each of the Qualifying Jurisdictions.

(k) No Voting Control. The Company is not a party to, nor is the Company aware of, any shareholders' agreements, pooling agreements, voting agreements or voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Company or any Subsidiary or with respect to the nomination or appointment of any directors or officers of the Company or any Subsidiary, or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Company or any Subsidiary. The Company has not adopted a shareholders' rights plan or any similar plan or agreement.

(l) Transfer Agent. The Transfer Agent at its principal office in Vancouver, British Columbia has been duly appointed as the registrar and transfer agent in respect of the Common Shares.

(m) Corporate Actions. All necessary corporate action has been taken by the Company so as to validly authorize the issuance of and issue the Offered Shares as fully paid and non- assessable Common Shares in accordance with this Agreement.

(n) Valid and Binding Documents. Each of the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been authorized by all necessary corporate action of the Company, and upon the execution and delivery of this Agreement it shall constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, provided that enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting creditors' rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable.

(o) All Consents and Approvals. All consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for: (i) the execution and delivery of this Agreement, (ii) the issuance, sale and delivery of the Offered Shares, and (iii) the consummation of the transactions contemplated hereby, have been made or obtained, as applicable, other than certain filings required to be submitted within the applicable time frame pursuant to applicable Securities Laws.

(p) Validly Issued Offered Shares. The Offered Shares have been duly and validly authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement, against payment of the consideration set forth herein, the Offered Shares will be validly issued as fully paid and non-assessable Common Shares.

(q) Material Agreements and Debt Instruments. All of the Material Agreements and Debt Instruments of the Company and each of the Subsidiaries have been disclosed in the Public Record and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Company and each of the Subsidiaries has performed all obligations (including payment obligations) in a timely manner under, and are in compliance with all terms and conditions contained in each Material Agreement and Debt Instrument. The Company and each of the Subsidiaries is not in violation, breach or default nor has it received any notification from any party claiming that the Company or any of the Subsidiaries are in violation, breach or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Company, is in breach, violation or default of any term under any Material Agreement or Debt Instrument. The Company does not expect any Material Agreements to which the Company or any Subsidiary are a party or otherwise bound or the relationship with the counterparties thereto to be terminated or adversely modified, amended or varied or adversely enforced against the Company or such Subsidiary, as applicable, other than in the ordinary course of business. The carrying out of the business of the Company and the Subsidiaries as currently conducted and as proposed to be conducted does not result in a material violation or breach of or default under any Material Agreement or Debt Instrument.

(r) Previous Corporate Transactions. Except as which may not reasonably be expected to have a Material Adverse Effect, all previous corporate transactions completed by the Company and any of the Subsidiaries, including the acquisition of the securities, business or assets of any other person, the acquisition of options to acquire the securities, business or assets of any other person, and the issuance of securities, were completed in compliance with all applicable corporate and securities laws and all related transaction agreements and all necessary corporate, regulatory and third party approvals, consents, authorizations, registrations and filings required in connection therewith were obtained or made, as applicable, and complied with. The Company's due diligence review at the time of such previous corporate transactions being completed, including financial, legal and title due diligence and background reviews, as may have been determined appropriate by management to the Company, did not result in the discovery of any fact or circumstance which may reasonably be expected to have a Material Adverse Effect.

(s) Absence of Breach or Default. The Company and each of the Subsidiaries is not in breach or default of, and the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder, the issue and sale of the Offered Shares and the consummation of the transactions contemplated hereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, whether after notice or lapse of time or both (i) any statute, rule or regulation applicable to the Company or any of the Subsidiaries, including the Securities Laws, (ii) the constating documents or resolutions of the directors (including of committees thereof) or shareholders of the Company and each of the Subsidiaries, (iii) any Debt Instrument or Material Agreement, or (iv) any judgment, decree or order binding the Company, any of the Subsidiaries or the properties or assets of the Company or any of the Subsidiaries.

(t) No Actions or Proceedings. There are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or a Subsidiary) currently outstanding, or to the knowledge of the Company, threatened or pending, against or affecting the Company or any of the Subsidiaries or any of their directors or officers at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any Governmental Entity and, to the knowledge of the Company, there is no basis therefor. There are no judgments, orders or awards against the Company or any of the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company, the Subsidiaries or their properties or assets are subject.

(u) Financial Statements. The Company Financial Statements contain no misrepresentations, present fairly the financial position and condition of the Company (on a consolidated basis) as at the dates thereof and for the periods indicated and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company (on a consolidated basis) and the results of their operations and the changes in their financial position for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company (on a consolidated basis) and have been prepared in accordance with International Financial Reporting Standards, applied on a consistent basis throughout the periods involved.

(v) No Material Changes. Since the Company's most recent financial year end, except as disclosed in the Public Record:

(i) there has not been any material change in the assets, properties, affairs, prospects, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company or any Subsidiary, as applicable;

(ii) there has not been any material change in the capital stock or long-term debt of the Company or any Subsidiary, as applicable; and

(iii) the Company and each Subsidiary, as applicable, has carried on its business in the ordinary course.

(w) No Off-Balance Sheet Arrangements. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of the Company or any Subsidiary.

(x) Internal Accounting Controls. The Company and each Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(y) Accounting Policies. There has been no material change in accounting policies or practices of the Company or the Subsidiaries since the Company's most recent financial year end other than as disclosed in the Company Financial Statements.

(z) Purchases and Sales. Since the Company's most recent financial year end, other than as disclosed in the Public Record, neither the Company nor any Subsidiary has approved, entered into any agreement in respect of, or has any knowledge of:

(i) the purchase of any material property or any interest therein, or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Company or any Subsidiary whether by asset sale, transfer of shares, or otherwise;

(ii) the change of control (by sale or transfer of voting or equity securities or sale of all or substantially all of the assets of the Company or any Subsidiary or otherwise) of the Company or any Subsidiary; or

(iii) a proposed or planned disposition of any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or of the outstanding shares of any Subsidiary.

(aa) No Loans or Non-Arm's Length Transactions. Neither the Company nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm's length with the Company or any Subsidiary.

(bb) Dividends. There is not, in the constating documents or in any Debt Instrument, Material Agreement or other instrument or document to which the Company or a Subsidiary is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Company or a Subsidiary, as applicable, or the payment of dividends by the Company or a Subsidiary to its respective shareholders.

(cc) Independent Auditors. The Auditors are independent public accountants as required by the Securities Laws and there has not been any "reportable event" (within the meaning of

NI 51-102) with respect to the present or any former auditor of the Company.

(dd) Insurance. The assets of the Company and each Subsidiary and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor any Subsidiary has failed to promptly give any notice or present any material claim thereunder.

(ee) Leased Premises. With respect to each of the Leased Premises, the Company and/or each applicable Subsidiary occupies or will occupy the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or any Subsidiary occupies or proposes to occupy the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(ff) Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Company and each Subsidiary have been paid. All tax returns, declarations, remittances and filings required to be filed by the Company or a Subsidiary have been filed with all appropriate Governmental Entities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Entity respecting any Taxes.

(gg) Compliance with Laws, Filings and Fees. The Company and each Subsidiary has complied with all relevant statutory and regulatory requirements required to be complied with in connection with the transactions contemplated by this Agreement. All filings and fees required to be made and paid by the Company and each Subsidiary pursuant to applicable Securities Laws and other applicable securities laws and general corporate law have been made and paid. Neither the Company nor any Subsidiary is aware of any legislation or regulation, or proposed legislation or regulation published by a legislative or governmental body, which it anticipates will have a Material Adverse Effect.

(hh) Anti-Bribery Laws. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Company or any Subsidiary, including but not limited to the United States Foreign Corrupt Practices Act of 1977, as amended, and the Corruption of Foreign Public Officials Act (Canada), or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Entity; or assisting any representative of the Company or any Subsidiary in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Company or any Subsidiary, or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(ii) Anti-Money Laundering. The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the

"Money Laundering Laws") and no action, suit or proceeding by or before any court or

Governmental Entity or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(jj) Directors and Officers. To the knowledge of the Company, none of the directors or officers of the Company or any Subsidiary (i) are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange, or (ii) in the last 10 years have been subject to an order preventing, ceasing or suspending trading in any securities of the Company or other public company.

(kk) Related Parties. None of the directors, officers, employees, consultants or advisors of the Company or any Subsidiary, any known principal shareholder, or any known associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any previous transaction or any proposed transaction with the Company which, as the case may be, materially affected, is material to or will materially affect the Company. All previous material transactions of the Company were completed on an arm's length basis and on commercially reasonable terms.

(ll) Fees and Commissions. Other than the Agent pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, finder, agency or other fiscal advisory or similar fee in connection with the ATM Distribution or transactions contemplated herein.

(mm) Entitlement to Proceeds. Other than the Company, there is no person that is or will be entitled to the proceeds of the ATM Distribution, including under the terms of any Debt Instrument, Material Agreement or other instrument or document (written or unwritten).

(nn) Minute Books and Records. The minute book materials and corporate records of the Company and the Subsidiaries which the Company has made available to the Agent and its counsel Cassels Brock & Blackwell LLP in connection with their due diligence investigation of the Company and the Subsidiaries for the period of examination thereof are all of the material minute book materials and all of the material corporate records of the Company and the Subsidiaries and contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

(oo) Continuous Disclosure. The Company is in material compliance with its continuous disclosure obligations under the Securities Laws and, without limiting the generality of the foregoing, there has not occurred an adverse material change and no material fact has arisen, financial or otherwise, in the assets, properties, affairs, prospects, liabilities, obligations (contingent or otherwise), business, condition (financial or otherwise), results of operations or capital of the Company or any Subsidiary which has not been publicly disclosed and the information and statements in the Public Record were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information and statements misleading, and the Company has not filed any confidential material change reports which remain confidential. The Company is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 - Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous provisions under the securities laws of the other provinces and territories of Canada.

(pp) Forward-Looking Information. With respect to forward-looking information contained in the Company's Public Record:

(i) the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop the forward-looking information;

(iii) the future-oriented financial information or financial outlook contained therein is limited to a period for which the information can be reasonably estimated; and

(iv) the Company has updated such forward-looking information as required by and in compliance with applicable Securities Laws.

(qq) Full Disclosure. All information relating to the Company and the Subsidiaries and their businesses, properties and liabilities and provided to the Agent, including all financial, marketing, sales and operational information provided to the Agent, is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading. The Company has not withheld from the Agent any material facts relating to the Company, the Subsidiaries or the ATM Distribution.

Mining and Environmental Matters

(rr) Properties and Assets. The Company (i) indirectly holds options to acquire a 100% interest in the Panuco Property, and Silverstone and Rio Panuco are the legal and beneficial owners of, and have title to, all of the mineral concessions comprising the Panuco Property, and (ii) is the legal and beneficial owner of, and has title to, all other properties or assets of the Company as described in the Public Record, and in all cases such properties and assets are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other property rights (including surface or access rights) are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted; neither the Company nor any Subsidiary knows of any claim or basis for any claim that might or could adversely affect the right of the Company or the Subsidiaries to use, transfer, access or otherwise exploit such property rights; and, except as disclosed in the Public Record, neither the Company nor any Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof. The title opinions of ALN Abogados Consultores, Mexican counsel to the Company, in satisfaction of the applicable conditions of this Agreement will address all of the material concessions and claims in respect of the Panuco Property.

(ss) Material Property and Mining Rights. The Company and the Subsidiaries hold freehold title, mineral or mining leases, concessions or claims or other conventional property, proprietary or contractual interests or rights, including access and surface rights through Silverstone and Rio Panuco, recognized in the jurisdiction in which the Panuco Property is located in respect of the ore bodies and specified minerals located in the Panuco Property under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and the Subsidiaries to access the Panuco Property and explore and exploit the minerals relating thereto, except where the failure to have such rights or interests would not have a Material Adverse Effect, and all such properties, leases, concessions or claims in which the Company and the Subsidiaries have any interests or rights have been validly located and recorded in accordance with all applicable laws and are valid, subsisting and in good standing.

(tt) Panuco Option Agreements. All of the Panuco Option Agreements have been disclosed in the Public Record and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Company and Canam have performed all obligations (including all necessary work and payment obligations) in a timely manner (and in accordance with all applicable work program progress and payment schedules or requirements) under the Panuco Option Agreements, anticipate being able to continue to perform all such obligations moving forward and have been operating in accordance with the terms of and are in compliance with all terms and conditions contained in each Panuco Option Agreement. The Company and Canam are not in violation, breach or default nor has it received any notification from any party claiming that the Company or Canam are in violation, breach or default under any Panuco Option Agreement and no other party, to the knowledge of the Company, is in breach, violation or default of any term under any Panuco Option Agreement. The Company does not expect any Panuco Option Agreement or the relationship with the counterparties thereto to be terminated or adversely modified, amended or varied or adversely enforced against the Company or Canam, as applicable, other than in the ordinary course of business. The carrying out of the business of the Company and Canam as currently conducted and as proposed to be conducted does not result in a material violation or breach of or default under any Panuco Option Agreement.

(uu) Valid Title Documents. Any and all of the agreements and other documents and instruments pursuant to which the Company and the Subsidiaries hold their material properties and assets (including the Panuco Option Agreements and any other option agreement or any interest in, or right to earn an interest in, any properties and assets) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company and the Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged. Neither the properties or assets (nor the Panuco Option Agreements or any other option agreement or any interest in, or right to earn an interest in, any properties or assets) of the Company or the Subsidiaries are subject to any right of first refusal or purchase or acquisition rights of a third party.

(vv) Possession of Permits and Authorizations. The Company and the Subsidiaries have obtained all Permits necessary to carry on the business of the Company and the Subsidiaries as it is currently conducted. The Company and the Subsidiaries are in compliance with the terms and conditions of all such Permits except where such non- compliance would not reasonably be expected to have a Material Adverse Effect. All of such Permits issued to date are valid, subsisting, in good standing and in full force and effect and the Company and the Subsidiaries have not received any notice of proceedings relating to the revocation or modification of any such Permits or any notice advising of the refusal to grant or as to the adverse modification of any Permit that has been applied for or is in process of being granted and the Company and the Subsidiaries anticipate receiving any such Permit that has been applied for or is in the process of being granted in the ordinary course of business.

(ww) No Expropriation. No part of the Panuco Property (since the respective dates of the Panuco Option Agreements) and no part of any other properties, mining rights or Permits of the Company or any Subsidiary have been taken, revoked, condemned or expropriated by any Governmental Entity nor has any written notice or proceedings in respect thereof been given or commenced, or to the knowledge of the Company, been threatened or is pending, nor does the Company or any Subsidiary have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(xx) No Indigenous Claims. There are no claims or actions with respect to indigenous rights currently outstanding, or to the knowledge of the Company, threatened or pending, with respect to the Panuco Property or any other properties of the Company or any Subsidiary. There are no land entitlement claims having been asserted or any legal actions relating to indigenous issues having been instituted with respect to the Panuco Property or any other properties of the Company or any Subsidiary, and no dispute in respect of the Panuco Property or any other properties of the Company or any Subsidiary with any local or indigenous group exists or, to the knowledge of the Company, is threatened or imminent.

(yy) Environmental Matters.

(i) The Company and each Subsidiary is in material compliance with all Environmental Laws and all operations on the Panuco Property and the other properties of the Company and the Subsidiaries, carried on by or on behalf of the Company and the Subsidiaries, have been conducted in all respects in accordance with good exploration, mining and engineering practices.

(ii) Neither the Company nor any of the Subsidiaries has used, except in material compliance with all Environmental Laws and Permits, any properties or facilities which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance.

(iii) Neither the Company nor the Subsidiaries, nor to the knowledge of the Company, any predecessor companies thereof, have received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Laws, and neither the Company nor the Subsidiaries have settled any allegation of non- compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company and the Subsidiaries and the Company and the Subsidiaries have not received notice of any of the same.

(iv) There have been no past unresolved claims, complaints, notices or requests for information received by the Company or any Subsidiary with respect to any alleged material violation of any Environmental Laws, and to the knowledge of the Company, none that are threatened or pending. No conditions exist at, on or under the Panuco Property or any other properties now or previously owned, operated or leased by the Company or any Subsidiary which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or would have a Material Adverse Effect.

(v) Except as ordinarily or customarily required by applicable Permit, neither the Company nor the Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws. Neither the Company nor any Subsidiary has received any request for information in connection with any federal, state, provincial, municipal or local inquiries as to disposal sites.

(vi) There are no environmental audits, evaluations, assessments, studies or tests relating to the Company or any Subsidiary or the Panuco Property or any other properties or assets owned or leased by them, except for ongoing assessments conducted by or on behalf of the Company and the Subsidiaries in the ordinary course of business.

(zz) Scientific and Technical Information. The Company is in compliance with the provisions of NI 43-101 and has filed all technical reports in respect of its properties (and properties in respect of which it has a right to earn an interest) required thereby. The Technical Report remains current and complies in all material respects with the requirements of NI 43-101 and there is no new scientific or technical information concerning the Panuco Property since the date thereof that would require a new technical report in respect of the Panuco Property to be issued under NI 43-101. The Company and the Subsidiaries made available to the author of the Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by the author and none of such information contained any misrepresentation at the time such information was provided. The information set forth in the Public Record relating to scientific and technical information has been prepared in accordance with NI 43-101 and in compliance with the other Securities Laws.

Employment Matters

(aaa) Employment Laws. The Company and each Subsidiary is in material compliance with all federal, national, regional, state, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment, workers' compensation, occupational health and safety and pay equity and wages. The Company and the Subsidiaries are not subject to any claims, complaints, outstanding decisions, orders or settlements or pending claims, complaints, decisions, orders or settlements under any human rights legislation, employment standards legislation, workers' compensation legislation, occupational health and safety legislation or similar legislation nor has any event occurred which may give rise to any of the foregoing.

(bbb) Employee Plans. Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Company or any Subsidiary (the "Employee Plans") has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects.

(ccc) Labour Matters. There is not currently any labour disruption, dispute, slowdown, stoppage, complaint or grievance outstanding, or to the knowledge of the Company, threatened or pending, against the Company or any Subsidiary which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company or the Subsidiaries and no union representation question exists respecting the employees of the Company or any Subsidiary and no collective bargaining agreement is in place or being negotiated by the Company or a Subsidiary. The Company has sufficient personnel with the requisite skills to effectively conduct its business as currently conducted and as proposed to be conducted.

SCHEDULE C to the Equity Distribution Agreement made as of April 1, 2021 between Vizsla Silver Corp. and Canaccord Genuity Corp.

FORM OF OFFICERS' CERTIFICATE

TO: CANACCORD GENUITY CORP.

RE: PUBLIC OFFERING OF COMMON SHARES OF VIZSLA SILVER CORP.

This certificate is delivered to you today pursuant to Section 9.3 of the Equity Distribution Agreement dated April 1, 2021 (the "Agreement") between Vizsla Silver Corp. (the "Company") and Canaccord Genuity Corp.

The undersigned, the duly appointed Chief Executive Officer and Chief Financial Officer, respectively, of the Company, hereby certify, for and on behalf of the Company and not in the respective personal capacities of the undersigned and without personal liability, that:

(a) the representations and warranties of the Company contained in the Agreement are true and correct on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, with the same force and effect as if expressly made on and as of the date hereof;

(b) the Company has complied with all agreements and satisfied all conditions and covenants on its part to be complied with or satisfied pursuant to the Agreement at or prior to the date hereof; and

(c) no order preventing or suspending the use of the Prospectus or any amendment or supplement thereto has, to our knowledge, been issued by any Qualifying Authority, and no proceedings for any of those purposes have been instituted or are pending or, to our knowledge, contemplated.

DATED this ____ day of _______________, 202__.

VIZSLA SILVER CORP.

By:
Name:	Michael A. Konnert
Title:	Chief Executive Officer

By:
Name:	Mahesh Liyanage
Title:	Chief Financial Officer

SCHEDULE D to the Equity Distribution Agreement made as of April 1, 2021 between Vizsla Silver Corp. and Canaccord Genuity Corp.

MATTERS TO BE ADDRESSED IN OPINION OF COMPANY'S COUNSEL

The following are the matters to be addressed in the opinion of Company's Counsel to be delivered pursuant to Section 9.2(a) of the Agreement:

1. as to the incorporation and subsistence of the Company under the laws of the Province of British Columbia and as to the corporate power and capacity of the Company to carry on its business as presently carried on and to own, lease and operate its properties and assets, as described in the Prospectus;

2. as to the incorporation and subsistence of Canam under the laws of the Province of British Columbia and as to the corporate power and capacity of Canam to carry on its business as presently carried on and to own, lease and operate its properties and assets;

3. as to the authorized and issued capital of the Company;

4. as to the authorized and issued capital of Canam and the ownership thereof;

5. the attributes and characteristics of the Offered Shares conform in all material respects with the description thereof in the Prospectus;

6. Computershare Investor Services Inc. has been duly appointed as the transfer agent and registrar for the Common Shares;

7. the Offered Shares have been conditionally approved for listing on the TSXV subject only to satisfaction by the Company of customary conditions imposed by the TSXV in similar circumstances;

8. the Offered Shares have been duly authorized and validly allotted and reserved for issuance, and when issued in accordance with the terms of the Agreement at the Settlement Date, upon receipt by the Company of the consideration therefor, will be issued as fully paid and non-assessable Common Shares. The Offered Shares are not subject to any pre-emptive or similar right under (i) the Business Corporations Act (British Columbia), and (ii) the constating documents of the Company;

9. the Company has the necessary corporate power and capacity to enter into and perform its obligations and the transactions contemplated under the Agreement and by the Prospectus and to issue, sell and deliver the Offered Shares, and all necessary corporate action has been taken by the Company to authorize the entering into by it of the Agreement and the performance of its obligations under the Agreement and to authorize the issuance, sale and delivery of the Offered Shares;

10. the execution and delivery of the Agreement, the performance by the Company of its obligations thereunder, and the issuance, sale and delivery of the Offered Shares, do not constitute and will not constitute with notice or lapse of time or both notice and lapse of time, a breach of or a default under the Business Corporations Act (British Columbia), and do not and will not conflict with the articles or notice of articles of the Company or any resolutions of the shareholders or directors (including committees of the board of directors) of the Company;

11. the Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid and legally binding obligation of the Company enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity and contribution may be limited by applicable law;

12. all necessary corporate action has been taken by the Company to authorize the filing of the Base Shelf Prospectus and the Prospectus Supplement in each of the Qualifying Jurisdictions under the Securities Laws;

13. except such as have been made or obtained under the Securities Laws, and except for filings after the date hereof by the Company required under Securities Laws, the rules and policies of the TSXV and any undertaking to a securities regulatory authority, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority is required, for the execution, delivery and performance by the Company of the Agreement or the consummation by the Company of the transactions contemplated under the Agreement;

14. all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained by the Company under Securities Laws to qualify the distribution to the public of the Offered Shares in each of the Qualifying Jurisdictions through persons who are duly registered under applicable Securities Laws and who have complied with the relevant provisions of such laws;

15. subject to the qualifications, assumptions, limitations and understandings set out therein, the statements as to matters of law under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" in the Prospectus are accurate; and

16. the compliance with the laws of the Province of Québec in connection with the purchase of Placement Shares by purchasers in such province.

SCHEDULE E to the Equity Distribution Agreement made as of April 1, 2021 between Vizsla Silver Corp. and Canaccord Genuity Corp.

INDEMNIFICATION AND CONTRIBUTION

1. INDEMNIFICATION

1.1 Indemnification of Agent. The Company together with its subsidiaries or affiliated companies, as the case may be (collectively, the "Indemnifying Party"), hereby agrees to indemnify and hold harmless the Agent, and its affiliates, and each of their respective directors, officers, partners, employees, advisors and agents (collectively, the "Indemnified Parties" and individually, an "Indemnified Party"), from and against any and all costs, charges, expenses, losses (other than loss of profits in connection with the distribution of the Offered Shares), fees, claims, actions (including shareholder actions, derivative actions or otherwise), suits, proceedings, damages, obligations or liabilities, whether joint or several (including, if settled in accordance with the terms hereof, the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims that may be made or threatened against any Indemnified Party) (collectively, "Claims") and the reasonable fees and disbursements and taxes of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened Claims to which an Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such Claims arise directly or indirectly, by reason of:

(a) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, or in any other material or document filed under any Securities Laws or delivered by or on behalf of the Company pursuant to this Agreement or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or any misrepresentation or alleged misrepresentation contained therein;

(b) any breach by the Company of any of its covenants or agreements contained in this Agreement including, without limiting the generality of the foregoing, any default by the Company of its obligation to issue and deliver to the Agent any Placement Shares on the applicable Settlement Date in accordance with the Settlement Procedures;

(c) any inaccuracy or misrepresentation in any representation or warranty of the Company set forth in Schedule B of this Agreement or in any certificate of the Company delivered pursuant to this Agreement;

(d) the failure by the Company to comply with any applicable requirement of the Securities Laws in connection with the transactions contemplated by this Agreement; or

(e) any order or any inquiry, investigation or proceeding instituted, threatened or announced by any Governmental Entity, based upon any untrue statement, omission or misrepresentation contained in the Prospectus, preventing or restricting the trading in or the sale or distribution of the Offered Shares, provided, however, that the indemnity in this Section 1.1 shall not apply to Claims arising out of or based, directly or indirectly, on any untrue statement, omission or misrepresentation, or any alleged untrue statement, omission or misrepresentation, made in reliance upon and in conformity with written information relating to the Agent and furnished in writing to the Company by the Agent expressly for use in the Prospectus or in any other material or document filed under any Securities Laws or delivered by or on behalf of the Agent pursuant to this Agreement, or in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the Indemnified Party has been grossly negligent or has committed wilful misconduct or any fraudulent act in the course of the performance of its services under this Agreement and that the Claims as to which indemnification is claimed were directly and solely caused by the gross negligence, wilful misconduct or fraud of the Indemnified Party claiming indemnity (provided that, for greater certainty, an Indemnified Party's failure to conduct such reasonable investigation so as to provide reasonable grounds for a belief that the Prospectus contained no misrepresentation (or, colloquially, to permit the Indemnified Party to sustain a "due diligence defence" under Securities Laws) shall not constitute gross negligence for purposes of this Section 1.1 or otherwise disentitle an Indemnified Party from claiming indemnification). This indemnity agreement shall be in addition to any liability that the Company might otherwise have.

1.2 Actions Against Parties; Notification. Each Indemnified Party shall give notice as promptly as reasonably practicable to the Indemnifying Party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify the Indemnifying Party shall not relieve such Indemnifying Party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. If any such action is brought against any Indemnified Party and it notifies the Indemnifying Party of its commencement, the Indemnifying Party shall be entitled to participate in and, to the extent that it elects by delivering written notice to the Indemnified Party promptly after receiving notice of the commencement of the action from the Indemnified Party, to assume the defense of the action, with counsel reasonably satisfactory to the Indemnified Party, and after notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the Indemnified Party in connection with the defense. The Indemnified Party shall have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel shall be at the expense of such Indemnified Party unless (a) the employment of counsel by the Indemnified Party has been authorized in writing by the Indemnifying Party, (b) the Indemnified Party has reasonably concluded (based on advice of counsel to the Indemnified Party) that there may be legal defenses available to it or other Indemnified Parties that are different from or in addition to those available to the Indemnifying Party, (c) a conflict or potential conflict exists (based on written advice of counsel to the Indemnified Party) between the Indemnified Party and the Indemnifying Party (in which case the Indemnifying Party shall not have the right to direct the defense of such action on behalf of the Indemnified Party), or (d) the Indemnifying Party has not in fact employed counsel, reasonably satisfactory to the Indemnified Party, to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the Indemnifying Party. All such fees and expenses shall be reimbursed by the Indemnifying Party promptly as they are incurred. In no event shall the Indemnifying Party be liable for fees and expenses of more than one counsel (in addition to any local or special counsel) separate from their own counsel for all Indemnified Parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. Neither the Indemnifying Party nor any of the Indemnified Parties shall, without the prior written consent of the Indemnified Party and the Indemnified Parties, such consent not to be unreasonably withheld, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 1 or Section 2 of this Schedule E (whether or not the Indemnified Parties are actual or potential parties thereto), and no Indemnified Party, as applicable, shall be liable for any such settlement unless it has consented in writing to such settlement.

1.3 If any legal proceedings shall be instituted against the Company or if any regulatory authority or stock exchange shall carry out an investigation of the Company and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Agent hereunder, then the Indemnified Parties may employ their own legal counsel and the Company shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Agent involved in the preparation for or attendance at such proceedings or investigation. However, the Company shall not, in connection with any such proceeding or separate but substantially similar or related proceedings arising out of the same general allegations or circumstances, be liable for the fees or expenses of more than one separate law firm in respect of all such Indemnified Parties.

2. CONTRIBUTION

2.1 If the indemnification provided for in Section 1 above is for any reason unavailable to or insufficient to hold harmless an Indemnified Party in respect of any Claims referred to therein, then each Indemnifying Party in respect of which indemnity has been sought shall contribute to the aggregate amount of such Claims incurred by such Indemnified Party, as incurred, in such proportion as is appropriate to reflect not only the relative benefits received by the Company, on the one hand, and the Agent, on the other hand, from the offering of the Offered Shares pursuant to this Agreement, but also the relative fault of the Company, on the one hand, and of the Agent, on the other hand, in connection with the statement, omission or misrepresentation or the matters referred to in Section 1.1 above, which resulted in such Claim, as well as any other relevant equitable considerations; provided that, the Indemnifying Party shall in any event contribute to the amount paid or payable by the Indemnified Party as a result of such Claim and any excess of such amount over the amount of the Agent's Fee actually received by the Agent under this Agreement.

2.2 The relative benefits received by the Company, on the one hand, and the Agent, on the other hand, in connection with the offering of the Offered Shares pursuant to this Agreement shall be deemed to be in the same proportion as the total net proceeds from the sale of the Offered Shares pursuant to this Agreement (before deducting expenses) received by the Company bear to the total compensation (before deducting expenses) received by the Agent from the sale of the Offered Shares on behalf of the Company.

2.3 The relative fault of the Company, on the one hand, and the Agent, on the other hand, shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact, omission or alleged omission to state a material fact or misrepresentation or alleged misrepresentation relates to information supplied or which ought to have been supplied by the Company or by the Agent and the Parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation.

2.4 The Company and the Agent agree that it would not be just and equitable if contribution pursuant to this Section 2 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 2. The aggregate amount of the Claims incurred by an Indemnified Party and referred to above in this Section 2 shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any Governmental Entity, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement, omission or alleged omission or misrepresentation or alleged misrepresentation. The rights to contribution provided in this Section 2 shall be in addition to and without prejudice to any other right to contribution which an Indemnified Party may have.

2.5 Notwithstanding the provisions of this Section 2, an Indemnified Party shall not be required to contribute any amount in excess of the Agent's Fee received by the Agent in respect of the sale of Offered Shares on behalf of the Company and no party who has been determined by a court of competent jurisdiction in a final judgment to have engaged in any fraud, wilful misconduct or gross negligence (provided that for greater certainty, an Indemnified Party's failure to conduct such reasonable investigation so as to provide reasonable grounds for a belief that the Prospectus contained no misrepresentation (or colloquially, to permit the Indemnified Party to sustain a "due diligence defence" under Securities Laws) shall not constitute gross negligence for purposes of this Section 2.5 or otherwise disentitle an Indemnified Party from claiming contribution) shall be entitled to contribution from any person who has not been determined by a court of competent jurisdiction in a final judgment to have engaged in such fraud, wilful misconduct or gross negligence.

2.6 For purposes of this Section 2 and for the avoidance of doubt, each person, if any, who controls the Agent and each affiliate of the Agent, each of their respective directors, officers, partners, employees, advisors and agents, and the directors, officers, partners, employees, advisors and agents of the Agent, shall have the same rights to contribution as the Agent, subject in each case to the provisions of this Section 2.

2.7 Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 2, will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from who contribution may be sought from any other obligation it or they may have under this Section 2 except to the extent that the failure to so notify such other party or parties materially prejudiced the substantive rights or defenses of the party or parties from whom contribution is sought. Except for a settlement entered into pursuant to Section 1.2 above, no party will be liable for contribution with respect to any action or claim settled without its written consent.

3. THIRD PARTY BENEFICIARIES

3.1 It is the intention of the parties hereto that the directors, officers, partners, employees, advisors and agents of the Agent and the affiliates of the Agent (the "Agent Beneficiaries") shall be entitled to the benefit of the covenants of the Indemnifying Party under Section 1 and Section 2 of this Schedule E, and for this purpose the Company hereby: (a) appoints the Agent, and the Agent hereby accepts such appointment, as trustee of the covenants of the Indemnifying Party under Section 1 and Section 2 for the benefit of the Agent Beneficiaries; and (b) acknowledges and agrees that the Agent shall be entitled to enforce such covenants on behalf of the Agent Beneficiaries notwithstanding that none of the Agent Beneficiaries is a direct party to this Agreement.

SCHEDULE F
to the Equity Distribution Agreement made as of April 1, 2021 between
Vizsla Silver Corp. and Canaccord Genuity Corp.

FORM OF PLACEMENT NOTICE

FROM:	Vizsla Silver Corp.

TO:	Canaccord Genuity Corp.
Emily Jameson [Redacted - email address]
Darren Hunter [Redacted - email address]
Brad Delany [Redacted - email address])
Ron Sedran [Redacted - email address]
Ioana Pintea [Redacted - email address]

DATE:	_______________________________, _________

SUBJECT:	Placement Notice No. _______________________

Reference is made herein to the Equity Distribution Agreement dated April 1, 2021 (the "Equity Distribution Agreement") between Vizsla Silver Corp. and Canaccord Genuity Corp. (the "Agent"). Unless otherwise defined herein, all capitalized terms referred to in this Placement Notice shall have the meanings attributed to them in the Equity Distribution Agreement.

Trading Instructions

Pursuant to the terms and subject to the conditions contained in the Equity Distribution Agreement, the undersigned hereby requests, as a duly appointed Authorized Representative of the Company, that the Agent sell Placement Shares, as agent of the Company, in accordance with the following trading instructions (if any of the following trading instructions are not applicable, specify "N/A"):

Maximum number of Placement Shares to be sold (A)

Total number of Common Shares outstanding on the date of this Placement Notice (B)

Maximum number of Placement Shares to be sold expressed as a percentage of the total number of Common Shares outstanding on the date of this Placement Notice (A ÷ B x 100)%

Minimum price per Placement Share to be sold	$

First permitted Trading Day of trading

Last permitted Trading Day of trading

Specific dates on which Placement Shares may not be sold:

Other trading instructions:

Other Terms Applicable to this Placement Notice

Upon receiving this Placement Notice, an Authorized Representative of the Agent will acknowledge receipt hereof by signing this Placement Notice and returning a copy hereof to the Company by electronic mail addressed and sent to the Designated Representatives of the Company or notify the Company that the Agent declines to accept the Placement Notice. For all purposes hereof, the Agent will be deemed not to have received this Placement Notice unless receipt hereof shall have been so acknowledged by an Authorized Representative of the Agent.

This Placement Notice is effective upon receipt by the Agent unless and until the earliest of the following occurs: (i) the Agent advises the Company, by electronic mail addressed and sent to the Designated Representatives of the Company, that it declines to accept the terms of sale set forth in this Placement Notice; (ii) the entire amount of the Placement Shares specified herein has been sold and all such sales have settled in accordance with the terms and conditions of the Equity Distribution Agreement; (iii) the Company or the Agent suspends the sale (or further sale, as applicable) of the Placement Shares in accordance with Section 6 of the Equity Distribution Agreement; (iv) the Agent receives from the Company a subsequent Placement Notice with parameters that expressly supersede those contained in this Placement Notice; or (v) the Equity Distribution Agreement has been terminated pursuant to Section 13 thereof.

This Placement Notice shall not contain any parameters that conflict with the provisions of the Equity Distribution Agreement or that subject or purport to impose upon or subject the Agent to any obligations in addition to the Agent's obligations contained in the Equity Distribution Agreement. In the event of a conflict between the terms of the Equity Distribution Agreement and the terms of this Placement Notice with respect to an issuance and sale of Placement Shares, the terms of the Equity Distribution Agreement shall prevail.

The Company covenants and agrees that the delivery of this Placement Notice by or on behalf of the Company to the Agent shall be deemed to be an affirmation that: (i) the representations and warranties made by the Company in the Equity Distribution Agreement and in any certificates provided pursuant thereto are true and correct as at the time this Placement Notice is issued, except only to the extent that any such representation and warranty is, by its express terms, limited to a specific date, or as expressly disclosed in Exhibit A to this Placement Notice; and (ii) the Company has complied with all covenants and agreements to be performed, and satisfied all conditions to be satisfied, by or on the part of the Company under the Equity Distribution Agreement at or prior to the time this Placement Notice is issued.

[Remainder of this page intentionally left blank]

VIZSLA SILVER CORP.

Per:
Signature of Authorized Representative

Name of Authorized Representative (Please Print)

Title of Authorized Representative (Please Print)

E-mail Address of Authorized Representative (Please Print)

Direct Office Telephone Number (and extension, if applicable)

Telephone Number (Cell)

[Signatures continued on next page]

Acknowledged this _______ day of ______________,

20___ by Canaccord Genuity Corp.

Per:          _____________________________________________________

Signature of Authorized Representative

_____________________________________________________
Name of Authorized Representative (Please Print)

_____________________________________________________
Title of Authorized Representative (Please Print)

_____________________________________________________
E-mail Address of Authorized Representative (Please Print)

_____________________________________________________
Direct Office Telephone Number (and extension, if applicable)

_____________________________________________________
Telephone Number (Cell)

Exhibit A to Placement Notice

Exceptions to the representations and warranties made by the Company in the Equity Distribution Agreement and in any certificates provided pursuant thereto: